RYLAND

2002 ANNUAL REPORT



Ryland at a Glance

With headquarters in Southern California, Ryland is one of the nation's largest homebuilders and a leading mortgage-finance company. The company, which currently operates in 25 markets across the country, has built more than 200,000 homes and financed over 175,000 mortgages since its founding in 1967.

Ryland's Mission and Strategies

Ryland's mission is to build homes of the highest quality and value, while providing the highest level of satisfaction to its customers, employees and shareholders. The company has a cohesive and successful strategy to accomplish this mission, which consists of:

- Maximizing Ryland's strengths and efficiencies as a high-volume production homebuilder.
- Achieving leadership in geographically diverse markets.
- Capitalizing on Ryland's national strength and local market expertise.
- Increasing shareholder value through the careful management of risks and returns on investment.


MINNEAPOLIS
CHICAGO
SACRAMENTO
BAY AREA
CENTRAL VALLEY
DENVER
INDIANAPOLIS
CINCINNATI
BALTIMORE
WASHINGTON
CHARLOTTE
GREENSBORO
GREENVILLE
INLAND EMPIRE
PHOENIX
SAN DIEGO
ATLANTA
CHARLESTON
DALLAS
JACKSONVILLE
AUSTIN
HOUSTON
ORLANDO
SAN ANTONIO
TAMPA
NORTH CENTRAL
SOUTHEAST
WEST

THE SOUTH HILL II MODEL, FEATURED ON THE FRONT COVER, IS LOCATED IN BALTIMORE IN THE MOUNT HEBRON COMMUNITY. JUST AS THIS HOME HAS MADE AN IMPRESSION ON THE FRONT COVER OF THIS YEAR'S ANNUAL REPORT, WE RECOGNIZE THAT EVERYDAY RYLAND HAS THE OPPORTUNITY TO MAKE LONG-LASTING, POSITIVE IMPRESSIONS – ON OUR HOMEBUYERS, WHO CHOOSE RYLAND TO BUILD AND FINANCE THEIR HOMES; ON OUR EMPLOYEES, WHO ARE DEDICATED TO MEETING THE NEEDS OF OUR CUSTOMERS; AND ON OUR SHAREHOLDERS, WHO LOOK TO RYLAND TO PROVIDE SUSTAINED GROWTH AND VALUE FROM THEIR INVESTMENT.

FINANCIAL HIGHLIGHTS

(AMOUNTS IN THOUSANDS, EXCEPT UNIT AND PER SHARE DATA)

	2002	2001	2000
Homes sold	13,936	13,095	11,919
Homes closed	13,145	12,686	11,418
Homes backlog	5,368	4,577	4,168
Revenues	$2,877,213	$2,747,191	$2,331,809
Net earnings	$ 185,604	$ 132,093	$ 82,252
Diluted earnings per share	$ 6.64	$ 4.63	$ 2.96
Stockholders' equity	$ 680,079	$ 562,862	$ 453,629
Stockholders' equity per share	$ 26.92	$ 21.29	$ 16.75

HOMES SOLD


11,919
13,095
13,936

HOMES CLOSED


11,418
12,686
13,145

GROSS PROFIT MARGINS FROM HOME SALES


17.4%
19.0%
20.9%

HOMEBUILDING PRETAX EARNINGS


$151,343
$215,946
$301,121

EBITDA


$219,252
$318,152
$380,874

KEY


2000
2001
2002

Contents

CHAIRMAN'S LETTER

In 2002, its 35th anniversary year, Ryland surpassed all financial expectations and again shattered its own records. For the fourth straight year, the company achieved its highest-ever consolidated net earnings, earnings per share, pretax earnings, revenues, new orders, closings and year-end backlog. These outstanding results validate the effectiveness of our long-term business strategy, which calls for Ryland to provide the highest level of quality and value to its stakeholders by:

- Maximizing the company's core competencies as a high-volume production homebuilder.
- Achieving leadership in geographically diverse markets.
- Capitalizing on the company's national strength and local market expertise.
- Increasing shareholder value through the careful management of risks and return on investment.

Seven years ago we put this strategy in place, and since then we have achieved seven consecutive years of earnings growth. It's no coincidence. The paramount goal of our strategy is to promote consistent, sustainable growth and long-term shareholder value.

Overall, revenues in 2002 totaled $2.9 billion, a 4.7 percent increase from the $2.7 billion reported for 2001. The increase was driven by revenue gains in both our homebuilding and mortgage operations. Consolidated net earnings grew 40.5 percent to a record $185.6 million from $132.1 million. On a diluted per share basis, the increase was 43.4 percent to $6.64 (another record) from $4.63. As the numbers show, our strategy has certainly been effective. But it hasn't been the only factor at work. Our success is directly related to the quality of our people, who bring the Ryland strategy to life.

Homebuilding Segment Achieves All-Time Highs

In 2002, the Ryland Homes team delivered competitively priced homes in some of the best homebuilding markets in the country. Their successful efforts enabled Ryland to realize pretax earnings from homebuilding of $301.1 million. This record level represents a 39.5 percent increase from the prior year. In addition, housing gross profit margins rose to a record 20.9 percent from 19.0 percent for 2001.

The paramount goal of our strategy is to promote consistent, sustainable growth and long-term shareholder value.



During the year, we sold 13,936 homes (a 6.4 percent increase over 2001), and homebuilding revenues advanced 4.5 percent, growing by a substantial $121 million to $2.8 billion. Driving this growth was a 3.6 percent increase in closings to 13,145 from 12,686 in 2001. Further, we ended 2002 with the highest year-end backlog in our history — a total of 5,368 homes sold but not yet closed. We thus began 2003 with significant momentum, since this number represents more than one-third of our anticipated closing volume for the current year.

Ryland Mortgage Delivers Profits and Value

Supplementing the impressive results from our homebuilding segment last year were those from our mortgage business. Ryland Mortgage reported revenues of $72.2 million, a 14.4 percent increase from 2001, and pretax earnings of $48.3 million, an increase of 37.6 percent.

In addition to financial contributions, Ryland Mortgage provides the company with a key marketing advantage by greatly facilitating the homebuying process for customers of Ryland Homes through its offering of competitive mortgage-financing programs and related services. Recognizing the value that Ryland Mortgage provides, an increasing number of our customers are choosing Ryland Mortgage to finance their new-home purchase. Last year, 82.4 percent of our customers chose Ryland Mortgage, compared with 61.2 percent in 1997.

R. CHAD DREIER
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Record Results and Financial Strength Increase Shareholder Value

It is obvious from our financial results that Ryland is in a very strong financial position — stronger, in fact, than at any other time in our history. We have steadily improved our margins and steadily increased our net income. In fact, our five-year compounded annual growth is now at 53.4 percent for net income and 58.7 percent for earnings per share. These are among the strongest growth rates reported by publicly held homebuilders.

As additional evidence of our ability to deliver shareholder value, in 2002 our return on equity was 33.0 percent, and we turned our inventory 2.1 times during the year. In both of these performance categories, Ryland is again a leader in the industry.

Our balance sheet is equally strong — bolstered by significant liquidity, substantial internal financial resources, ample access to capital at favorable terms and low debt. For example, as of December 31, 2002, we had $269.4 million in cash and cash equivalents. We had no borrowings against our $300 million revolving credit facility, and our long-term debt-to-total capital ratio was down to 41.9 percent (from 46.6 percent at year-end 2001).

Based on this combination of strong financial results and leverage position, we are confident that our long-term performance will be solid. This confidence is demonstrated by our active share repurchase program and by the two-for-one stock split we carried out in May 2002.

Economic Outlook Is Positive for Our Industry

Adding to our confidence is the fact that underlying signs point to a strengthening economy. And despite the perception that consumers are overextended, consumer debt has actually declined since 1998 across all income levels.

Specific to the housing industry, interest rates are at attractive levels (well below the average of 8.4 percent over the last 17 years), and any rise in rates would likely be offset by the positive effects flowing from an improving economy. Moreover, the U.S. Census is forecasting strong household growth over the next two decades.

Our success is directly related to the quality of our people, who bring the Ryland strategy to life.

Ryland is in a very strong financial position – stronger, in fact, than at any other time in our history.

In our view, the future holds nothing but opportunity for those who have the financial strength and the vision to participate in the homebuilding business. In addition, I believe there remains plenty of room for growth in housing for two primary reasons.

First, the housing industry is less cyclical and more resilient today than it was 10 years ago. Housing inventories are near all-time lows, and the federal government's effective management of interest rates has helped the industry remain stable through a variety of economic climates.

Second, large builders are optimally positioned to gain market share. Compared with smaller builders, they have better access to capital, more favorable financing alternatives and a greater ability to attract and retain high-caliber management in order to sustain growth.

Continued Success Lies Ahead

Our trump card in this or any other housing environment is the combination of our strategy and our people, which makes us tremendously excited about the future.

In 2002, the people of Ryland successfully navigated the challenges and capitalized on the opportunities in their markets. In doing so, they again proved their ability to deliver value. This value permeates every aspect of the Ryland organization — from our high-quality designs and desirable locations, to our excellent workmanship and our high-level of service, to our outstanding financial results.

I commend and congratulate the people of Ryland who continue to deliver remarkable results year after year. Their passion and pursuit of excellence place them head and shoulders above any other team in the homebuilding industry, and I am proud to work with each and every one of them.

The foundation for our future success has been firmly established, and the energy of our talented and dedicated team is focused on building a great company of which you can be proud. Moreover, we are in a strong growth industry with the right competitive advantages for market leadership. We are excited about our opportunities, confident in the future and determined to increase the value of your investment today and over the long term.



R. Chad Dreier
Chairman, President and Chief Executive Officer

RYLAND'S 35TH ANNIVERSARY: A RECORD YEAR

In 2002, Ryland celebrated its 35th anniversary by delivering earnings growth for the seventh straight year and record results across-the-board for the fourth straight year.

Yet, this is only the beginning. There is great depth and opportunity in the housing market, and Ryland has a proven strategy in place to take advantage of that opportunity for many years to come.

The Ryland Strategy — A Broad Vision for Sustainable Growth

While favorable interest rates and a strong demographic environment have certainly helped, the primary driver of our success over the past several years has been our focus on operational excellence and sound financial management. We have achieved the lion's share of the improvement in our earnings by following a strategy designed to generate internally driven, consistent growth. In fact, while our home prices increased by only 1.0 percent in 2002, net earnings increased 40.5 percent and gross profit margins improved by 190 basis points.

Maximizing Efficiencies as a High-Volume Production Homebuilder

The cornerstone of our strategy is high volume, which affords us operational efficiencies and numerous other advantages. These benefits include access to prime land sites, better pricing on high-quality labor and materials, and increased overhead leverage — all of which translate into improved cycle times, better return on inventory and higher profits.

In addition, as a high-volume production homebuilder, Ryland is best able to meet the needs of what are projected to be, according to the U.S. Census, the largest and fastest-growing demographic groups of homebuyers over the next 10 to 20 years. These groups consist primarily of entry-level and first- and second-time move-up buyers, all of whom are value-driven. Ryland's ability to deliver value, a key strength of the company since its inception, is today enhanced by its position as a low-cost provider in each of its homebuilding markets.

High-volume production supports the second component of Ryland's growth strategy, which calls for the company to achieve a leadership position in the country's top housing markets.

The primary driver of our success over the past several years has been our focus on operational excellence and sound financial management.

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LOCATED IN AUSTIN'S AVERY RANCH COMMUNITY, THE MILAN MODEL IS AN EXECUTIVE ONE-STORY HOME THAT FEATURES A COURTYARD ENTRY, BONUS ROOM AND THREE-CAR GARAGE. IT IS PRICED FROM $338,990.



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THE CHAMPAGNE II MODEL IS ONE OF THE LARGEST HOMES THAT RYLAND OFFERS IN DENVER. PRICED FROM $424,990, THIS HOME IS AVAILABLE IN THE STEEPLECHASE COMMUNITY ON TWO- TO THREE-ACRE HOME-SITES WITH SPECTACULAR MOUNTAIN VIEWS.


MOZART

A significant marketing advantage for Ryland is our ability to deliver quality and value to customers.

Achieving Leadership in Geographically Diverse Markets

We now operate in some of the best geographic markets in the United States. These 25 markets (shown on the map on the inside front cover of this report) are expected to experience strong growth in the future. As a result, unlike many of our peers in the industry, we can concentrate on expanding market share within our existing operating areas rather than having to incur the debt and risk associated with acquisitions.

Furthermore, our presence in these 25 markets facilitates our expansion to neighboring markets. During 2002, for example, we expanded from our Charlotte operations into such nearby communities as Charleston, South Carolina and Greensboro, North Carolina. In addition, we expanded from our Orlando division into Jacksonville, Florida. We also expanded our California operations and are now building in California's Central Valley.

These markets have been experiencing solid growth, and we believe we are competitively positioned to firmly establish and maintain a leadership position in each of them.

Providing Homebuyers with Quality and Value

A significant marketing advantage for Ryland is our ability to deliver quality and value to customers through our excellent land positions, ever-improving product lines and efficient purchasing strategies.

During 2002, we improved our land positions and opened in 152 new communities. As a result, at year end we were building in 306 communities, which represents an increase of 15.0 percent from year-end 2001. In addition to increasing the number of communities in which we operate, we introduced nearly 300 new floor plans to our markets during the year.

From traditional to transitional to contemporary, Ryland's homes are designed using in-depth market and customer research to maximize their appeal. By working with both outside architects and our own design experts, we are able to streamline the product-development process. That way, we are able to bring our new home designs to market quickly and thereby maintain a competitive edge.



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THE MADERA MODEL, PRICED FROM $185,990, IS AVAILABLE IN THE GARDENS AT PECOS PARK. THIS RYLAND COMMUNITY IS LOCATED IN GILBERT, ONE OF THE FASTEST GROWING AREAS IN METROPOLITAN PHOENIX.

Homebuyers in our various markets obviously recognize the quality of the design and workmanship of our homes. This is evidenced not only by our record home sales and receipt of numerous awards, but also by the surveys we conduct. According to our 2002 surveys, two of the primary reasons our homebuyers chose Ryland were design and quality.

Another prevailing reason was value. To appeal further to our key customer segments and increase market share, we concentrate on providing maximum value to our homebuyers by building homes at the most competitive price points in each of our markets. Ryland offers homes priced from $75,000 to $500,000, with a few product lines priced over $700,000. One of the ways we have established ourselves as the value leader is through value-engineering techniques and national and regional purchasing strategies, which enable us to reduce our construction costs while maintaining or increasing the quality of our materials and workmanship.

Nationally, Ryland has entered into contracts for appliances, cabinetry, lighting, flooring, locks and plumbing fixtures. At the regional level, the company has agreements in place for hardwood flooring, carpeting, tile, lumber, framing products and flooring systems. These agreements offer us tremendous cost savings.

In fact, our national purchasing contracts alone currently cover more than 50 percent of our direct construction costs, and also provide rebates that average $1,400 per home. As a result, we have been able to pass along significant savings to our homebuyers and at the same time realize higher operating margins and profits for our shareholders.

While the value built into our homes is a key competitive advantage and important brand distinction for Ryland, we also recognize that value extends beyond product and price to include our homebuyers' total experience with us.

It is not enough for us to build awareness of Ryland as a value leader and to encourage potential homebuyers to visit our communities and tour our homes. Rather, our ultimate goal is to build relationships with our customers that will generate increased sales, positive referrals and future business.

Our ultimate goal is to build relationships with our customers that will generate increased sales, positive referrals and future business.

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THE HAMPTON MODEL IS LOCATED IN CHICAGO IN THE MEADOWBROOK COMMUNITY. PRICED FROM $268,990, THIS HOME FEATURES 2,680 SQUARE FEET OF LIVING SPACE, A TWO-STORY FOYER AND TWO-STORY FAMILY ROOM.



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THE BELMONT MODEL IS AVAILABLE IN THE ATLANTA COMMUNITY OF APALACHEE HERITAGE. PRICED FROM $221,300, THIS HOME FEATURES 2,908 SQUARE FEET OF LIVING SPACE AND A SPECTACULAR TWO-STORY FAMILY ROOM.



We do this in a variety of ways — by utilizing aggressive marketing and advertising strategies, providing competitive mortgage-financing services, and offering design services at our home décor centers. We also carry out customer satisfaction, service and warranty programs.

Marketing and Advertising

We use local and national advertising campaigns, events, promotions and direct mail to attract increasing numbers of qualified homebuyers to our communities.

To upgrade the quality and reach of our advertising, we continually measure its impact on the attitudes and brand awareness of our target markets. In addition, we share marketing success stories throughout the organization.

In addition, for the past seven years, we have successfully marketed our homes, communities and company via the Internet. Since its launch in 1996, *ryland.com* has developed into one of our largest sources of sales leads and branding opportunities. More than one-half of our homebuyers visit *ryland.com* in the course of making their purchase decision — and they rate our site as one of the industry's best.

Many of the visitors to our Web site make repeat visits to take advantage of the expanded array of information and homebuyer services it offers. Besides information on our homes and communities, the site provides a variety of home search techniques, a listing of current promotions and grand openings, and advice on buying and financing a home and selecting homeowners insurance.

In addition, the Web site allows potential homebuyers to personalize our home designs by selecting from available options, as well as save their home search information to personal folders. They can create custom driving maps to our communities. And they can learn more about our company, our management and our operations.

Supporting Ryland's entire sales and marketing program is an exclusive sales management system. This system not only enables us to effectively track, qualify and manage our customer base, but also streamlines the homebuying process for our customers from the sale through the closing.

More than one-half of our homebuyers visit ryland.com in the course of making their purchase decision.



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THE MADISON MODEL IS OFFERED IN AVERY RANCH, A GOLF COURSE COMMUNITY IN AUSTIN, TEXAS. THE HOME FEATURES 3,186 SQUARE FEET OF LIVING SPACE, A FIRST-FLOOR MASTER BEDROOM AND THREE-CAR GARAGE AND IS PRICED FROM $280,990.

Financing and Related Services

One of the most important services we offer our customers is financing through Ryland Mortgage Company. Ryland Mortgage provides a wide variety of mortgage programs and related services, which are available exclusively to our homebuyers. These programs include competitive mortgage financing, title search, settlement and escrow services, and homeowners insurance.

In addition, the services of Ryland Mortgage can be accessed online at *ryland.com*. There, prospective buyers will find a mortgage calculator to determine how much home they can afford before they begin their home search. Homebuyers can even apply for financing and track the status of their mortgage application online.

Each year we work to streamline the loan origination process to significantly decrease the cost and time involved to process mortgage applications. By dramatically reducing the number of days it takes to receive loan approval, we have been able to increase the efficiency of our operations, lower costs, and increase our homebuyers' level of satisfaction with us.

As a result, more than eight out of ten Ryland homebuyers choose Ryland Mortgage to finance their homes due to the attractiveness of its financing programs and the high level of service they receive. In fact, we know from our customer satisfaction surveys that homebuyers who use Ryland Mortgage experience significantly greater satisfaction with the financing process than customers who use alternative mortgage companies.

Home Décor, Customer Service and Warranty Programs

We also make the homebuying process easier by offering a number of services after the sale. These include interior design support at Ryland home décor centers, where homebuyers can view options, upgrades and color selections in one convenient location. With the assistance of a professional design consultant, Ryland homebuyers select from a variety of choices for cabinetry, plumbing fixtures, windows, lighting, flooring, appliances, fireplaces and other options based on their individual budgets, lifestyles and tastes.

More than eight out of ten Ryland homebuyers choose Ryland Mortgage to finance their homes.



We continually invest in the personal and professional growth of all of our employees through a variety of training programs.

We have also developed an integrated service program that includes pre- and post-settlement conferences, a one-year service program, a 10-year structural warranty and a comprehensive homeowners manual that outlines our service program and performance standards.

To make sure that we continually improve our homebuyers' experience with us, we survey our buyers within three months after they move into their new home and again one year later. This comprehensive customer satisfaction study, administered by J.D. Power and Associates, shows that the majority of Ryland's homeowners rate their overall experience positively. In addition, we have seen continual improvement in our customer satisfaction ratings since we began the program, with an increasing number of our homebuyers telling us that they would buy from Ryland again, as well as recommend Ryland to others.

Over the past 35 years, Ryland has built its reputation by providing maximum value and an outstanding level of service to homebuyers. In doing so, the company has firmly established itself as a leader in the industry. A large share of the credit for this success must certainly go to Ryland's organizational structure and personnel, which give the company a distinct competitive advantage.

Capitalizing on Ryland's National Strength and Local Market Expertise

Homebuilding is a local business, with success primarily determined by management's ability to understand local market practices, forge key relationships with landowners and react astutely to opportunities. At Ryland, we use a decentralized operating structure to capitalize on this fact. That is, we give the primary responsibility for product and land decisions, and thus for growth and profitability within our local markets, to our divisional and regional presidents. These executives, who each average 20 years' experience, are some of the best and brightest people in the homebuilding industry. Their significant homebuilding experience and local market knowledge, have benefited us greatly over the years.

The people of Ryland are obviously a significant company asset. Therefore, we continually invest in the personal and professional growth of all of our employees through a variety of training programs.

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THE MONTEREY MODEL, PRICED FROM $263,490, IS LOCATED IN LINDENWOOD, ONE OF RYLAND'S NEWEST COMMUNITIES IN CHARLOTTE. THE SPACIOUS HOMES IN THIS COMMUNITY ARE BUILT ON 1/2 ACRE HOMESITES.



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THE RICHMOND MODEL IS OFFERED IN THE VILLAGES AT AVALON PARK, A NEO-TRADITIONAL MASTER-PLANNED COMMUNITY IN ORLANDO. THE FOUR-BEDROOM HOME IS PRICED FROM $228,490.



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THE BARRINGTON II IS AVAILABLE IN RYLAND'S WASHINGTON, D.C. MARKET AND IS PRICED FROM $338,990.

These programs include training in sales and customer service, mortgage financing and homebuilding management.

Through its sales training program, Ryland is building the most professional, competent and talented sales force in the industry — a sales team that has no equal. During a week-long intensive training session, sales representatives hone their selling and customer service skills; heighten their knowledge of Ryland's homes, mortgage-financing programs and related services; and establish plans of action to attain personal and professional goals.

This same level of intensive training is provided to our homebuilding and customer service personnel. Homebuilding employees learn the critical techniques needed to manage job sites, including construction scheduling and supervision of Ryland's extensive subcontractor base; they also learn methods to eliminate construction errors and reduce cycle times. For our customer service personnel, the training emphasizes techniques to solve service issues quickly and conclusively and to ensure that every Ryland homeowner receives an excellent homebuying experience.

We also have a management recruitment and training program that is attracting strong candidates to Ryland. This successful diversity management program is designed for qualified individuals who have recently graduated from a college-accredited program or who are in their senior year pursuing a college degree in business, marketing, civil engineering, construction management, mortgage financing or a related field. Selected candidates participate in 48 to 60 months of on-the-job training and job rotation within the areas of homebuilding production, sales, mortgage financing, land acquisition, finance and management. Participants then have the opportunity to interview with Ryland management to be considered for opportunities throughout the company.

In addition, the company's business leaders at the corporate, regional and divisional levels participate in a leadership development program at the Center for Creative Leadership. This program, which is tailored for Ryland, involves a variety of leadership techniques, 360-degree feedback to each manager from all levels of the organization, and ongoing counseling and mentoring.

Ryland is building the most professional, competent and talented sales force in the industry.



Our experienced management team is poised to respond quickly and decisively to market opportunities.

As a result of these and other efforts, we have successfully upgraded the skill level and professionalism of our entire team, as well as increased the depth of our future management team.

Increasing Shareholder Value by Balancing Risk and Return

Ryland has achieved a great deal of success in its 35 years of business — but none of it has been quite as extraordinary as the success achieved over the past seven years. Our challenge is to keep the momentum going.

Our long-term business strategy supports this effort and allows us to achieve consistent, sustainable growth and profitability in a controlled and relatively low-risk manner. It also positions us to address the challenges of an economic downturn for several reasons.

First, Ryland has attained a level of geographic diversity and product line mix that ensures that we are not reliant on any one homebuilding market or homebuying segment. As part of this effort, we allocate no more than 10 percent of our capital to any one market, and are able to quickly reallocate our resources to stronger areas of the country should a downturn occur in any given market.

Second, we have relatively short-term land positions that minimize our risk, yet still allow us to take advantage of vast opportunities for growth in our markets. To further insulate ourselves from risk, we utilize a disciplined approach to obtaining land, which includes conducting feasibility studies prior to signing any land agreement. Ryland's corporate management team evaluates these studies against financial, marketing, product offering and sales criteria to help ensure we achieve targeted sales rates and returns.

And third, our experienced management team is poised to respond quickly and decisively to market opportunities or market downturns.

Given the upward trend in our financial results, we know that our strategy is working. In addition, because our strategy is designed to drive the company's growth internally regardless of external market pressures, we are confident that our focused approach will continue to produce improved performance well into the future.

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THE CLAYBORN IS AVAILABLE IN RYLAND'S SUNNYVALE COMMUNITY IN DALLAS AND IS PRICED FROM $249,990. THE COMMUNITY FEATURES A LAKE, AS WELL AS HIKING AND BIKING TRAILS.



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THE FOXBOROUGH MODEL IS A SPACIOUS TOWNHOME OFFERED IN RYLAND'S TOWN COURSE HEIGHTS COMMUNITY IN THE MINNEAPOLIS MARKET. PRICED FROM $264,990, THE HOME FEATURES UP TO FOUR BEDROOMS, NINE-FOOT CEILINGS ON THE FIRST LEVEL AND A TWO-STORY WINDOW WALL OVERLOOKING THE TOWN COURSE GOLF COURSE.



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THE MADRID MODEL IS AVAILABLE IN BELLEZA, A GATED COMMUNITY IN SAN DIEGO COUNTY, CALIFORNIA. IT IS PRICED FROM $389,990.

BOARD OF DIRECTORS

R. CHAD DREIER
55

Chairman, president and chief executive officer of The Ryland Group, Inc. Board member since 1993. Chairman of the Board of Trustees of Loyola Marymount University. Board member of Occidental Petroleum Corporation. Member of the Policy Advisory Board of Harvard University's Joint Center for Housing Studies, and a member of the California Business Roundtable.

LESLIE M. FRÉCON
49

Board member since 1998. President, L Frécon Enterprises. Senior vice president, corporate finance, General Mills Corporation until 1998. Director of Associated Packaging Enterprises, Inc.; API Outsourcing, Inc. and Simon Delivers.com, Inc. Executive board member of the Minnesota Women's Economic Roundtable and Advisory Council of the Center for Women's Business Research. ■ ▲

ROLAND A. HERNANDEZ
45

Board member since 2001. Former chairman and CEO of Telemundo Group, Inc. Member of the boards of Wal-Mart Stores, Inc.; Vail Resorts, Inc.; and MGM Mirage. Director of the University of Southern California's Annenberg School of Communications, Harvard University's Rockefeller Center for Latin American Studies, Harvard Law School's Board of Advisors, and Yale University's President's Council on International Activities. ■ ▲

WILLIAM L. JEWS
51

Board member since 1995. President and chief executive officer of CareFirst BlueCross BlueShield. Chief executive officer of CareFirst BlueCross BlueShield of Delaware. Member of the boards of MBNA; Choice Hotels; and Ecolab, Inc.; and a governor of the Federal Reserve Bank. ● ◆

WILLIAM G. KAGLER
70

Board member since 1985. Retired chairman and chief executive officer of Skyline Chili, Inc., and former president of The Kroger Company. Director of The Union Central Life Insurance Company.



COMMITTEES

- ■ Audit Committee
- ● Compensation Committee
- ▲ Finance Committee
- ◆ Nominating and Governance Committee

NED MANSOUR
54

Board member since 2000. Former president, Mattel Inc. Member of the Board of Trustees of the Hospice Foundation and of Trinity Care Hospice. Author of the Book *Divided Roads.*


ROBERT E. MELLOR
59

Board member since 1999. Chairman, president, chief executive officer and director of Building Materials Holding Corporation. Formerly of counsel to the law firm of Gibson, Dunn & Crutcher, LLP. Director of California Chamber of Commerce, Coeur d'Alene Mines Corporation, and Monro Muffler Brake, Inc. ●▲

NORMAN J. METCALFE
60

Board member since 2000. Private investor. Former vice chairman and chief financial officer of The Irvine Company. Director of The Tejon Ranch Company. Member of the University of Washington Foundation Board of Directors, and School of Business Advisory Board. ●▲

CHARLOTTE ST. MARTIN
57

Board member since 1996. Executive vice president of Loews Hotels. Secretary and treasurer of the New York Convention and Visitors Bureau. Immediate past chairman of the Professional Convention Management Association Foundation. Immediate past chair of the New York Society of Association Executives. ●◆

PAUL J. VARELLO
59

Board member since 1999. Retired chairman and chief executive officer of American Ref-Fuel Company. Former sector president of Fluor Daniel. Former director of Integrated Waste Services Association. Member of the American Society of Civil Engineers, and the American Institute of Chemical Engineers.


JOHN O. WILSON
64

Board member since 1987. Executive vice president and chief economist of Bank of America Corporation until 1998. Director of Calpine Corporation and California Council on Science and Technology. ■▲



FINANCIAL CONTENTS

RYLAND: SIGNIFICANT EVENTS IN OUR HISTORY

1967


Ryland

"What better cause is there than building shelter for those that may not have it if we were not a company."

James P. Ryan, founder

Jim Ryan leaves Ryan Homes to found The James P. Ryan Company in Maryland.

The company is known as "Ryland Homes." The name was created when Jim Ryan saw a sign that said "Maryland." The "M" and the "A" on the sign were concealed, and that combination of Ryan and Maryland created the perfect name for the new homebuilder.

Ryland's formation was influenced by developer Jim Rouse's dream to build the planned community of Columbia, Maryland. Rouse was looking for a production builder to build affordable homes at a pace equal to the projected demand for new homes in the new town of Columbia. Jim Ryan's "Ryland Homes" fit the bill.

Ryland builds its first homes as part of a 220-home community in the new town of Columbia. Ryland builds 48 homes and achieves profitability during its first year in business.

INTEREST RATE: 6.38%
AVERAGE PRICE OF A RYLAND HOME: $32,000



1968



During its first full year in business, Ryland builds 220 homes at an average price of $30,000. The company establishes a reputation as the value builder in the Baltimore (above) and Washington, D.C. (below) markets.



1970

The company's legal name changes to The Ryland Group, Inc.




RYLAND GROUP




THE RYLAND GROUP
BUILDERS OF RYLAND HOMES

1971

The first public offering of Ryland's stock is made, raising $4.6 million for the company.

Ryland expands to Atlanta, Georgia (below).



1972

Ryland enters Houston, Texas (below).



INTEREST RATE: 7.38%
AVERAGE PRICE OF A RYLAND HOME: $39,000



1984

Ryland expands to Phoenix (above).

INTEREST RATE: 13.88%
AVERAGE PRICE OF A
RYLAND HOME: $75,000



1985

Ryland celebrates the building of its 50,000th home.



The people of Ryland understand what makes a house a home. That understanding strengthens the commitment to build homes of high quality, value and livability.

1986

Ryland acquires M.J. Brock and Sons of California and becomes the first homebuilder to have operations on both the East and West Coasts.



Through this acquisition, Ryland begins building in Los Angeles, Orange County and Sacramento.

RYLAND ESCROW **RYLAND INSURANCE**

Ryland now has its own escrow company – originally known as Premier Escrow and now named Ryland Escrow – as well as its own homeowners' insurance company – originally known as Sierra Western and now named Ryland Insurance.

INTEREST RATES FALL BELOW THE 10% MARK FOR THE FIRST TIME SINCE 1978.
AVERAGE PRICE OF A
RYLAND HOME: $80,000



1987

Ryland celebrates its 20th year in business and expands to Denver (above), San Diego and Austin (below).



Jim Ryan retires from Ryland's board of directors.

INTEREST RATES RISE (AVERAGING 10.21% FOR THE YEAR).
AVERAGE PRICE OF A
RYLAND HOME: $95,000

1989

Ryland launches its own title company – originally known as Cornerstone Title Company – now known as Ryland Title.

RYLAND TITLE

INTEREST RATE: 10.32%
AVERAGE PRICE OF A
RYLAND HOME: $116,000

1992

Ryland celebrates its 25th year in business and the building of its 100,000th home.

INTEREST RATE: 8.39%
AVERAGE PRICE OF A
RYLAND HOME: $141,000



1993

R. Chad Dreier is named Ryland's president and CEO in November. He immediately begins an aggressive turnaround strategy focused on upgrading the company's product, land and people.

Ryland opens a new division in Chicago (below) and expands its Central Texas operations to San Antonio.



INTEREST RATE: 7.31%
AVERAGE PRICE OF A
RYLAND HOME: $148,000

1994



Ryland expands to Greenville, South Carolina, and the Bay Area of Northern California (left).

The board of directors elects R. Chad Dreier the company's chairman on December 21.

1995

Ryland enters Minneapolis (below).



Bob Gaw, cofounder, retires from Ryland.

Ryland begins its Homebuilding Management Training Program to recruit college graduates into the homebuilding industry.





1974

yland enters Dallas/Ft. Worth, Texas (below).



he company receives Better Homes and ardens/National Association of Home Builders ward – Decade '70 Citation for Better eighborhood Planning.

NTEREST RATE: 9.19%
VERAGE PRICE OF A
YLAND HOME: $44,000

1977

ofounders Bob Gaw and Jim Ryan mark the uilding of Ryland's 10,000th home.



517-066-112

NTEREST RATE: 8.85%
VERAGE PRICE OF A
YLAND HOME: $49,000

1978



Ryland purchases Crest Communities of Cincinnati, Ohio (a company headed by Jim Ryan's younger brother, Bill). With this acquisition, Ryland enters Cincinnati (above) and Indianapolis (below). The Crest purchase also marks Ryland's entry into the mortgage-banking business, as Crest Financial Services becomes Ryland Mortgage Company.



RYLAND MORTGAGE

INTEREST RATE: 9.64%
AVERAGE PRICE OF A
RYLAND HOME: $57,000

1980

Ryland's stock begins trading on the American Stock Exchange under the symbol RYL.

Ryland responds to consumers' heightened awareness of energy conservation, building the first of 30 NAHB sponsored energy-saving homes.

INTEREST RATE: 13.74%
AVERAGE PRICE OF A
RYLAND HOME: $68,000

1981

Ryland expands to Orlando (above) and Charlotte (below).



INTEREST RATES HIT AN
ALL-TIME HIGH OF 18.45%
(AVERAGING 16.63% FOR THE YEAR).
AVERAGE PRICE OF A
RYLAND HOME: $75,000

1982

Ryland expands to Tampa (below).



1983



THE RYLAND GROUP, INC.

Ryland's stock moves to the New York Stock Exchange and trades under the symbol RYL.

1996

Ryland's homebuilding earnings reach their highest level since 1990.

Ryland launches its Web site at *www.ryland.com.*



1997

Ryland celebrates its 30th year in business.

1998

Ryland declares its turnaround complete with record homebuilding results and begins a trek toward further record-breaking years.

Chad Dreier's vision to bring Ryland back to the forefront of the industry has become a reality. By overhauling Ryland's approach to product, land and people with a focused and effective strategy, Dreier has made Ryland one of the best and most profitable homebuilders in the country.


The New
Ryland
RYLAND



1999

Ryland achieves record consolidated earnings, homebuilding earnings, revenues, sales, closings and backlog.

Ryland says goodbye to company cofounder Bob Gaw, who passes away at the age of 65.

2000

Ryland achieves record consolidated earnings, homebuilding earnings, revenues, sales and closings.

Ryland moves its headquarters to Southern California.



INTEREST RATE: 8.05%
AVERAGE PRICE OF A
RYLAND HOME: $194,000

2001


SMOOTH

Ryland reports its sixth consecutive year of earnings gains and sets new records for revenues, sales and closings.

INTEREST RATE: 6.97%
AVERAGE PRICE OF A
RYLAND HOME: $208,000

2002


RYLAND
CELEBRATING
YEARS
as America's Home Builder
RYL
NYSE
RYL
NYSE

Ryland marks its fourth year of record results and seventh consecutive year of increased earnings. In addition, the company celebrates the building of its 200,000th home and its 35th anniversary by ringing the closing bell at the New York Stock Exchange. New markets include Jacksonville, Florida; Greensboro, North Carolina; Charleston, South Carolina; and California's Central Valley.

"No other homebuilder provides as much value to homebuyers, employees and shareholders as Ryland."

R. CHAD DREIER,
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER



Ryland Chairman Chad Dreier with Founder Jim Ryan

The Ryland Group, Inc. & Subsidiaries

SELECTED FINANCIAL DATA

(IN MILLIONS, EXCEPT SHARE DATA, UNAUDITED)

	2002	2001	2000	1999	1998
ANNUAL RESULTS					
REVENUES					
Homebuilding	$2,805	$2,684	$2,286	$1,959	$1,695
Financial services	72	63	46	47	65
TOTAL REVENUES	2,877	2,747	2,332	2,006	1,760
Cost of sales — homebuilding	2,216	2,182	1,901	1,633	1,429
Selling, general and administrative expenses	342	316	268	236	211
Interest expense	10	31	28	28	50
Earnings before taxes	309	218	135	109	70
Tax expense	124	86	53	42	30
Net earnings	$ 185	$ 132	$ 82	$ 67	$ 40
YEAR-END POSITION					
ASSETS					
Housing inventories	$1,100	$ 899	$ 888	$ 823	$ 642
Cash and cash equivalents	269	298	142	70	50
Mortgage-backed securities and notes receivable	43	62	85	99	112
Other assets	246	252	246	256	411
TOTAL ASSETS	1,658	1,511	1,361	1,248	1,215
LIABILITIES					
Long-term debt	491	491	450	378	308
Short-term notes payable	43	62	83	157	223
Other liabilities	444	395	375	327	338
TOTAL LIABILITIES	978	948	908	862	869
STOCKHOLDERS' EQUITY	$ 680	$ 563	$ 453	$ 386	$ 346
PER COMMON SHARE DATA					
NET EARNINGS					
Basic	$ 7.03	$ 4.94	$ 3.10	$ 2.24	$ 1.33
Diluted	6.64	4.63	2.96	2.15	1.29
Dividends declared	$ 0.08	$ 0.08	$ 0.08	$ 0.08	$ 0.08
Stockholders' equity	26.92	21.29	16.75	13.61	11.41
OTHER FINANCIAL DATA					
EBITDA	$ 381	$ 318	$ 219	$ 184	$ 169
EBITDA/Interest incurred	7.8x	5.1x	3.5x	3.5x	2.5x
Return on equity	33.0%	29.1%	21.3%	19.3%	13.2%
Debt-to-total capital	41.9%	46.6%	49.8%	49.4%	47.1%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Operations of The Ryland Group, Inc. and its subsidiaries ("the Company") consist of two business segments: homebuilding and financial services. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing in 25 markets. Subject to economic conditions, the Company not only plans to expand in its existing markets and enter new markets, but also strives to be one of the largest builders in each of those markets. The financial services segment is involved in originating mortgages and providing title, escrow, and insurance products and services for the Company's homebuilding customers.

RESULTS OF OPERATIONS

The Company achieved record earnings, new orders and deliveries of homes for the fourth consecutive year in 2002. These trends were indicative of both favorable economic and demographic environments, as well as our ability to deliver competitive product in superior locations. The Company reported consolidated net earnings of $185.6 million, or $6.64 per diluted share, for 2002, compared to $132.1 million, or $4.63 per diluted share, for 2001 and $82.3 million, or $2.96 per diluted share, for 2000. This net earnings increase resulted from higher volume, increased profitability and lower interest expense for our homebuilding and financial services operations.

The Company's revenues reached a historical high of $2,877.2 million for 2002, up 4.7 percent from $2,747.2 million for 2001. Total revenues of $2,747.2 million for 2001 exceeded 2000 levels by $415.4 million, or 17.8 percent. Both housing and mortgage banking revenues rose in 2002.

RETURN ON EQUITY


2000
2001
2002
21.3%
29.1%
33.0%

STOCKHOLDERS' EQUITY
(IN MILLIONS)


2000
2001
2002
$453
$563
$680

STOCKHOLDERS' EQUITY PER SHARE


2000
2001
2002
$16.75
$21.29
$26.92

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) rose to $380.9 million for the year ended December 31, 2002, from $318.2 million and $219.3 million for the same period in 2001 and 2000, respectively. The Company's ratio of EBITDA to interest incurred improved to 7.8 for the year ended December 31, 2002, compared to 5.1 for the same period in 2001.

The Company continued to strengthen its balance sheet in 2002. Cash and unused borrowing capacity for the homebuilding segment totaled $480.1 million at December 31, 2002, versus $617.7 million in 2001, primarily because reliance on short-term debt decreased and the Company reduced its unsecured revolving credit facility by $100.0 million. Inventories grew 22.3 percent to $1,100.0 million, positioning the Company for significant growth in 2003. The Company, which is geographically diverse, currently has a three- to four-year supply of land, based on 2002 deliveries. Goodwill of $18.2 million was among the lowest in the industry. Stockholders' equity increased 20.8 percent, or $117.2 million, during 2002, and 24.1 percent, or $109.3 million, during 2001. Cash outlays in 2002 were balanced between achieving growth objectives and share repurchases, and, as a result, stockholders' equity per share increased $5.63, or 26.4 percent. The Company's book value at December 31, 2002, was 97.3 percent tangible. Debt-to-capital ratio was down to 41.9 percent at December 31, 2002, from 46.6 percent at December 31, 2001.

During 2002, revenues grew 4.7 percent, net earnings increased 40.5 percent, diluted earnings per share improved 43.4 percent, EBITDA increased 19.7 percent, return on beginning equity was 33.0 percent, return on capital was 20.0[1]

[1] *Net earnings before tax affected interest divided by beginning capital.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

percent and inventory was turned 2.1 times. Stockholder value was enhanced while leverage declined. These results were achieved without acquisitions. We will begin 2003 with a record backlog and a significant increase in the number of active communities at year-end. Our returns were among the highest in the industry, and our financial position continues to improve.

HOMEBUILDING

New orders increased 6.4 percent in 2002 and 9.9 percent in 2001, compared to the respective prior year. The positive new order trends occurred in virtually all of our markets and accelerated late in 2002. The number of active communities at year-end rose 15.0 percent in 2002 from 2001, the majority of which were opened in the second half of the year. New orders for the year increased 5.4 percent in the North, 6.8 percent in the South and 7.1 percent in the West. For the month of December 2002, new orders were up 20.3 percent. These trends were driven by expansion plans and a proactive approach to maintaining an adequate supply of competitively priced lots.

	NORTH	SOUTH	WEST	TOTAL
NEW ORDERS (units)				
2002	4,083	7,258	2,595	13,936
2001	3,875	6,798	2,422	13,095
2000	3,511	6,018	2,390	11,919
CLOSINGS (units)				
2002	3,974	7,048	2,123	13,145
2001	3,718	6,356	2,612	12,686
2000	3,242	5,988	2,188	11,418
OUTSTANDING CONTRACTS				
UNITS				
2002	1,746	2,750	872	5,368
2001	1,637	2,540	400	4,577
2000	1,480	2,098	590	4,168
DOLLARS (in millions)				
2002	$432	$532	$224	$1,188
2001	368	450	99	917
2000	305	383	179	867
AVERAGE PRICE (in thousands)				
2002	$248	$194	$257	$ 221
2001	225	177	247	200
2000	206	182	304	208

At December 31, 2002, the Company had outstanding contracts for 5,368 units, representing the highest year-end backlog in its history and a 17.3 percent increase over year-end 2001. Outstanding contracts denote the Company's backlog of sold but not closed homes, which are generally built and closed, subject to cancellation, over the subsequent two quarters. The $1,188.3 million value of outstanding contracts increased 29.6 percent from year-end 2001 due, in part, to a 10.5 percent increase in average sales price.

Results of operations for the homebuilding segment are summarized as follows (in thousands):

	2002	2001	2000
Revenues	$2,805,055	$2,684,116	$2,285,540
Gross profit	588,996	502,497	384,889
Selling, general and administrative expenses	281,049	261,078	216,660
Interest expense	6,826	25,473	16,886
Homebuilding pretax earnings	$ 301,121	$ 215,946	$ 151,343

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The homebuilding segment reported pretax earnings of $301.1 million for 2002, compared to $215.9 million for 2001 and $151.3 million for 2000. Homebuilding results in 2002 increased from 2001 primarily due to higher average closing prices, gross profit margins and closing volume. Homebuilding results in 2001 increased from 2000 primarily due to these same factors.

HOMEBUILDING REVENUE
(IN MILLIONS)



2000
2001
2002
$626
$807
$935
$1,041
$1,123
$1,256
$619
$754
$614
$2,286
$2,684
$2,805
NORTH
SOUTH
WEST
TOTAL

AVERAGE CLOSING PRICE
(IN THOUSANDS)



2000
2001
2002
$190
$215
$232
$173
$176
$176
$258
$276
$283
$194
$208
$210
NORTH
SOUTH
WEST
TOTAL

Homebuilding revenues increased 4.5 percent for 2002, compared to 2001, due to a 3.6 percent increase in closings and a 1.0 percent increase in average closing price. The increase in closings in 2002 was due to a higher backlog at the beginning of the year and a 6.4 percent increase in new home orders during the year. Revenues and closings in the West Region were down due to lower investment levels in California in 2001. The West Region generated a 7.1 percent increase in new orders in 2002, which is indicative of the additional expansion expected in 2003. Homebuilding revenues increased 17.4 percent in 2001, compared to 2000, due to an 11.1 percent increase in closings and a 7.2 percent increase in average closing price primarily in the North and West Regions. The increase in closings in 2001 was due to a higher backlog at the beginning of the year and an increase in new home orders during the year.

Consistent with its policy of managing land investments according to return and risk targets, the Company executed several land sales during the year. Homebuilding results included a pretax gain of $10.8 million from land sales in 2002, compared to a pretax gain of $2.3 million in 2001 and a pretax loss of $0.9 million in 2000.

GROSS PROFIT MARGIN



2000
2001
2002
17.4%
19.0%
20.9%

SG&A EXPENSE



2000
2001
2002
9.5%
9.7%
10.0%

PRETAX EARNINGS MARGIN



2000
2001
2002
6.6%
8.0%
10.7%

Gross profit margins from home sales averaged 20.9 percent for 2002, a significant increase from 19.0 percent for 2001 and 17.4 percent for 2000. The improvement was primarily due to selling prices increasing at a greater rate than costs; lower land and development costs, including inventory write-downs; and lower direct construction costs which resulted from cost-saving initiatives. Amortization of valuation reserves totaled $3.9 million in 2002 and $14.7 million in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Selling, general and administrative expenses, as a percentage of revenue, were 10.0 percent for 2002, 9.7 percent for 2001 and 9.5 percent for 2000. The increase in 2002 from 2001 was primarily due to higher incentive compensation expense, which resulted from improved earnings; increases in insurance and marketing costs; and an increase in model home rent expense as a result of a rise in model home lease activity during 2001, partially offset by the discontinuation of amortization of goodwill. Marketing costs increased due to a challenging sales environment in the third quarter of 2002 and the larger number of communities opening late in the year, for which a greater number of closings will occur in 2003 and beyond.

In accordance with the Company's adoption of Statement of Financial Accounting Standards No. 145, the 2001 results reflected a reclassification to interest expense of a $7.2 million ($4.4 million net of tax) loss on the early extinguishment of long-term debt. This amount was previously reflected as an extraordinary item. Excluding this loss, interest expense decreased $11.5 million, or 62.8 percent, in 2002, compared to 2001. This decrease was primarily attributable to a rise in capitalized interest, which resulted from increased development activity in a greater number of new communities. Interest expense increased $8.6 million, or 50.9 percent, in 2001, compared to 2000, primarily due to the early extinguishment of debt resulting in a $7.2 million charge to interest expense. Excluding the charge associated with the early extinguishment of debt, interest expense increased $1.4 million, or 8.3 percent, in 2001, compared to 2000. This was primarily due to the issuance of new senior debt prior to redemptions of pre-existing debt and was partially offset by declining interest rates, reduced borrowings against the revolving credit facility and interest earned on increased cash investments.

FINANCIAL SERVICES

The financial services segment reported pretax earnings of $48.3 million for 2002, compared to $35.1 million for 2001 and $11.5 million for 2000. The increase in 2002 from 2001 was primarily attributable to gains realized from the growth of operations, as a result of heightened volume; a higher capture rate of the Company's home closings; a 3.3 percent increase in average loan size; and higher gains from sales of mortgages, resulting from a favorable interest rate environment. The increase in 2001 from 2000 was primarily due to these same factors.

(in thousands)	2002	2001	2000
REVENUES			
Net gains on sales of mortgages and mortgage servicing rights	$44,522	$35,768	$20,283
Title/escrow/insurance	13,581	11,957	9,823
Net origination fees	6,854	5,407	164
Interest			
Mortgage-backed securities and notes receivable	6,226	8,584	11,969
Other	869	1,165	3,647
Total interest	7,095	9,749	15,616
Other	106	194	383
Total revenues	72,158	63,075	46,269
EXPENSES			
General and administrative	21,299	22,532	23,155
Interest	2,565	5,423	11,619
Total expenses	23,864	27,955	34,774
Pretax earnings	$48,294	$35,120	$11,495
Ryland Homes origination capture rate	82.4%	81.0%	71.0%
Mortgage-backed securities and notes receivable average balance	$49,951	$71,050	$92,666

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


ORIGINATIONS
2000
2001
2002
7,500
9,743
10,278


REVENUES
(IN THOUSANDS)
2000
2001
2002
$46,269
$63,075
$72,158


PRETAX EARNINGS
(IN THOUSANDS)
2000
2001
2002
$11,495
$35,120
$48,294

Revenues for the financial services segment increased 14.4 percent to $72.2 million during 2002, compared to 2001, due to a 10.3 percent increase in loan sales volume, an 8.9 percent increase in origination volume, and a 24.3 percent increase in revenues from loan sales, which is net of hedging losses. In 2001, revenues for the financial services segment increased from 2000 levels due to a 43.9 percent rise in loan sales volume and higher fees from title and escrow operations. General and administrative expenses decreased for the year ended December 31, 2002, compared to 2001, primarily as a result of provisions made in the prior year for contingent claims relating to previously conducted loan servicing activities, partially offset by increased incentive compensation commensurate with improved earnings. General and administrative expenses decreased for the year ended December 31, 2001, compared to 2000, for these same reasons.

Interest expense decreased 51.9 percent for the year ended December 31, 2002, compared to 2001, primarily due to the termination of the warehouse facility agreement in July 2001, a decline in average borrowing rates, and the continued decline in bonds payable and short-term notes payable. For the year ended December 31, 2001, interest expense decreased 53.4 percent, compared to 2000, primarily for these same reasons.

The number of mortgage originations rose by 5.5 percent in 2002 primarily due to an increase in the number of homebuilder closings, as well as an increase in the capture rate of mortgages originated for customers of the homebuilding segment to 82.4 percent from 81.0 percent in 2001. Mortgage originations rose by 29.9 percent in 2001 generally due to an increase in the capture rate to 81.0 percent from 71.0 percent in 2000.

Pretax earnings from investment operations were $2.1 million for 2002, compared to $2.0 million for 2001 and $1.8 million for 2000, as a result of lower interest rates on underlying debt, partially offset by a declining portfolio due to refinancing activity.

CORPORATE

Corporate is a nonoperating business segment whose purpose is to support operations as the internal source of capital; develop and implement strategic initiatives; provide financial, human resources, marketing, legal and information technology services; and perform administrative functions associated with a publicly traded entity. Corporate expenses, which represent the costs of these functions, were $40.1 million for 2002, $32.7 million for 2001 and $28.0 million for 2000. Corporate expenses for 2002 and 2001 rose from prior year levels primarily as a result of increases in incentive compensation, which were due to the Company's increases in results and financial performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company has an interest in ten active joint ventures in the Atlanta, Dallas, Denver, Orlando, Phoenix and Washington, D.C., markets. These joint ventures exist for the purpose of acquisition and co-development of lots, which are then sold to the Company, the joint venture partners or others at market prices. Depending on the level of activity in the entities, yearly earnings from joint ventures will vary significantly. The Company recognized a proportionate share of earnings from these entities of $2.7 million in 2002, compared to $26,000 in 2001 and $163,000 in 2000. The increase in 2002 resulted from a $2.7 million gain on the sale to a third party of land in one joint venture in Atlanta. The Company's investment in joint ventures was $14.9 million at December 31, 2002, compared to $20.1 million at December 31, 2001.

INCOME TAXES

Income taxes for fiscal years 2002, 2001 and 2000 were provided at effective tax rates of 40.0 percent, 39.5 percent and 39.0 percent, respectively. The increase in the effective tax rate for 2002 was due to increases in executive compensation, partially offset by the discontinuation of goodwill amortization. (See Note I.)

FINANCIAL CONDITION AND LIQUIDITY

Cash requirements for the Company's homebuilding and financial services segments are generally provided from outside borrowings and internally generated funds.

Operating activities provided $87.2 million in 2002 and $176.8 million in 2001, primarily from earnings and an increase in accounts payable commensurate with our growth. Additionally, in 2001, $40.5 million was provided from the issuance of long-term debt. The cash provided was invested principally in inventory of $200.6 million and $11.0 million in 2002 and 2001, respectively, as well as in stock repurchases of $95.9 million and $45.5 million in 2002 and 2001, respectively.

Housing inventories increased to $1,100.0 million at December 31, 2002, from $899.4 million at December 31, 2001. The Company attempts to maintain approximately a four-year supply of land, with half or more controlled through options. At December 31, 2002, the Company controlled 48,745 lots (a 3.7-year supply based on actual 2002 closings), with 22,632 lots owned and 26,113 lots under option. In an effort to increase liquidity, models have been sold and leased back on a selective basis. As cash balances increased, model leases declined. The Company owned 39.9 percent of its model homes at December 31, 2002, versus 21.6 percent at December 31, 2001, and does not currently plan to sell and lease back any additional model homes.

The homebuilding segment's borrowings included senior notes, senior subordinated notes, an unsecured revolving credit facility and nonrecourse secured notes payable. Senior and senior subordinated notes outstanding totaled $490.5 million at December 31, 2002 and 2001.

In August 2002, the Company renewed its senior unsecured revolving credit facility for a three-year term, with an option for a one-year extension. The new agreement, which has $300.0 million in capacity and matures in August 2005, has an accordion feature to increase the facility up to $400.0 million if the Company's borrowing needs increase. The Company uses its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. There were no outstanding borrowings under this facility at December 31, 2002 and 2001. The Company had letters of credit outstanding under this facility which totaled $86.4 million at December 31, 2002, and $77.3 million at December 31, 2001. Additionally, the Company had letters of credit outstanding under related arrangements of $19.3 million at December 31, 2001.

To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2002 and 2001, outstanding seller-financed nonrecourse secured notes payable were $3.8 million and $3.3 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The financial services segment uses cash generated internally and from outside borrowing arrangements to finance its operations. Borrowing arrangements at December 31, 2002, included a repurchase agreement facility, which provided for borrowings of up to $80.0 million, and a $35.0 million revolving credit facility, which finances investment portfolio securities. At December 31, 2002 and 2001, combined borrowings of the financial services segment, outstanding under all agreements, were $43.1 million and $62.1 million, respectively.

Although the Company's limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Revenues, expenses and portfolio balances continue to decline as mortgage collateral pledged to secure the bonds decreases due to scheduled payments, prepayments and exercises of early redemption provisions. The source of cash for the bond payments was cash received from mortgage loans, notes receivable and mortgage-backed securities.

The Ryland Group has not guaranteed the debt of either its financial services segment or its limited-purpose subsidiaries.

The Company's 2002 Shelf Registration Statement, filed on September 27, 2002 with the U.S. Securities and Exchange Commission (SEC) for up to $250.0 million of the Company's debt and equity securities, was declared effective by the SEC on October 7, 2002. The 2002 Shelf Registration Statement provides that securities may be offered, from time to time, in one or more series and in the form of senior, subordinated or covertible debt; preferred stock; preferred stock represented by depository shares; common stock; stock purchase contracts; stock purchase units; and warrants to purchase both debt and equity securities. Pursuant to this filing, the Company may, from time to time over an extended period, offer new debt or equity securities. This statement allows us to periodically access capital markets expediently. At December 31, 2002, no securities had been issued under the 2002 Shelf Registration Statement. The timing and amount of future offerings, if any, will depend on market and general business conditions.

During 2002, the Company repurchased approximately 2.3 million shares of its outstanding common stock at a cost of $95.9 million. At December 31, 2002, the Company had authorization from its Board of Directors to repurchase up to an additional 1.9 million shares of its outstanding common stock. The Company's stock repurchase program has been funded primarily through internally generated funds.

The Company believes that its current borrowing capacity at December 31, 2002, and anticipated cash flows from operations are sufficient to meet its requirements for the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CRITICAL ACCOUNTING POLICIES

Preparation of the Company's consolidated financial statements requires the use of judgment in the application of accounting policies and estimates of inherently uncertain matters. Listed below are those policies which management believes are critical and require the use of complex judgment in their application.

USE OF ESTIMATES

In budgeting land acquisitions, development and homebuilding construction costs associated with real estate projects, the Company evaluates market conditions, material and labor costs, buyer preferences, construction timing, and provisions for insurance and warranty obligations. The Company accrues its best estimate of the probable cost for resolution of legal claims. Estimates, which are based on historical experience and other assumptions, are reviewed continually, updated when necessary, and believed to be reasonable under the circumstances. Management believes that the timing and scope of its evaluation procedures are proper and adequate. However, changes of assumptions relating to such factors could have a material effect on the Company's results from operations for a particular quarterly or annual period.

INCOME RECOGNITION

Revenue and cost of sales are recorded at the time each home or lot is closed and title and possession are transferred to the buyer. In order to match revenues with related expenses, land, land development, interest, taxes and other related costs (both incurred and estimated to be incurred in the future) are amortized to the cost of homes closed based upon the relative sales value basis of the total number of homes to be constructed in each community in accordance with Statement of Financial Accounting Standards No. 67 (SFAS 67), "Accounting for Costs and Initial Rental Operations of Real Estate Projects." Estimated land, common area development and related costs of master planned communities (including the cost of amenities) are allocated to individual parcels or communities on a relative sales value basis. Any changes to the estimated costs, subsequent to the commencement of the delivery of homes, are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method.

INVENTORY VALUATION

Housing projects and land held for development (inventory) and sale are stated at either the lower of cost or net realizable value. Inventory includes land and development costs, direct construction costs, capitalized indirect construction costs, capitalized interest and real estate taxes. It may take one to three years to develop, sell and deliver all of the homes in a typical community. The Company assesses these assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires that long-lived assets and assets held-for-sale be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of housing inventories is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Assets held-for-sale are carried at the lower of cost or fair value, less selling costs. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses, and other factors. In addition, land, or costs related to future communities, whether owned or under an option contract, is reviewed to determine if the Company will proceed with development and if all related costs are recoverable. If these assets are considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets, and is recognized within the same period that it is identified. Management believes its processes are designed to properly assess market values and carrying values of assets.

See Summary of Significant Accounting Policies (Note A).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

MARKET RISK SUMMARY

The following table provides information about the Company's significant financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates as of the reporting date.

INTEREST RATE SENSITIVITY

PRINCIPAL AMOUNT BY EXPECTED MATURITY

(in thousands)	2003	2004	2005	2006	2007	THEREAFTER	TOTAL	FAIR VALUE 12/31/02
HOMEBUILDING								
LIABILITIES								
Long-term debt (fixed rate)				$100,000		$390,500	$490,500	$518,316
Average interest rate				8.0%		9.1%	8.9%	
FINANCIAL SERVICES								
ASSETS								
Mortgage loans held-for-sale[1] (fixed rate)	$16,357						$ 16,357	$ 16,681
Average interest rate	5.7%						5.7%	
Mortgage loans held-for-sale[1] (variable rate)	$ 3,054						$ 3,054	$ 3,114
Average interest rate	6.0%						6.0%	
Mortgage-backed securities and notes receivable	$14,008	$9,138	$5,998	$ 3,957	$2,732	$ 5,290	$ 41,123	$ 44,208
Average interest rate	9.2%	9.2%	9.3%	9.3%	9.5%	9.5%	9.3%	
LIABILITIES								
Short-term notes payable (variable rate)	$43,145						$ 43,145	$ 43,145
Average interest rate	Various[2]						Various[2]	
OTHER FINANCIAL INSTRUMENTS								
Forward-delivery contracts: Notional amount	$96,000						$ 96,000	$ (1,208)
Average interest rate	5.5%						5.5%	
Interest rate lock commitments: Notional amount	$63,487						$ 63,487	$ 1,472
Average interest rate	6.2%						6.2%	

[1] *Mortgage loans held-for-sale are reported in the balance sheet in Financial Services "Other assets."*

[2] *Variable interest rate available to the Company is based upon LIBOR, federal funds or prime rate plus the specified margin over LIBOR, federal funds or prime rate.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Interest rate risk is a primary market risk facing the Company. Interest rate risk not only arises principally in the Company's financial services segment, but also in respect to the homebuilding segment's revolving bank facility. The Company enters into forward-delivery contracts and may, at times, use other hedging contracts to mitigate its exposure to movements in interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. The selection of these hedging contracts is based upon a risk-management policy that establishes a risk-tolerance level for the Company. The major factors influencing the use of hedging (derivative) contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to be funded. In managing interest rate risk, the Company does not speculate on the direction of interest rates.

NOTE: Certain statements in this annual report may be regarded as "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on various factors and assumptions that include such risks and uncertainties as the completion and profitability of sales reported; the market for homes generally and in areas where the Company operates; the availability and cost of land; changes in economic conditions and interest rates; availability and increases in raw material and labor costs; consumer confidence; government regulations; and general economic, business and competitive factors, all or each of which may cause actual results to differ materially.

CONSOLIDATED STATEMENTS OF EARNINGS

(IN THOUSANDS, EXCEPT SHARE DATA)

YEAR ENDED DECEMBER 31,	2002	2001	2000
REVENUES			
HOMEBUILDING	$2,805,055	$2,684,116	$2,285,540
FINANCIAL SERVICES	72,158	63,075	46,269
TOTAL REVENUES	2,877,213	2,747,191	2,331,809
EXPENSES			
HOMEBUILDING			
Cost of sales	2,216,059	2,181,619	1,900,651
Selling, general and administrative	281,049	261,078	216,660
Interest	6,826	25,473	16,886
Total homebuilding expenses	2,503,934	2,468,170	2,134,197
FINANCIAL SERVICES			
General and administrative	21,299	22,532	23,155
Interest	2,565	5,423	11,619
Total financial services expenses	23,864	27,955	34,774
CORPORATE	40,075	32,730	27,998
TOTAL EXPENSES	2,567,873	2,528,855	2,196,969
Earnings before taxes	309,340	218,336	134,840
Tax expense	123,736	86,243	52,588
NET EARNINGS	$ 185,604	$ 132,093	$ 82,252
Preferred dividends	$ —	$ 308	$ 694
Net earnings available to common stockholders	$ 185,604	$ 131,785	$ 81,558
NET EARNINGS PER COMMON SHARE			
Basic	$ 7.03	$ 4.94	$ 3.10
Diluted	$ 6.64	$ 4.63	$ 2.96
AVERAGE COMMON SHARES OUTSTANDING			
Basic	26,421,310	26,665,450	26,345,586
Diluted	27,959,143	28,511,358	27,786,724

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)

DECEMBER 31,	2002	2001
ASSETS		
HOMEBUILDING		
Cash and cash equivalents	$ 266,577	$ 295,015
Housing inventories		
Homes under construction	575,794	460,152
Land under development and improved lots	524,218	439,237
Total inventories	1,100,012	899,389
Property, plant and equipment	40,479	33,371
Purchase price in excess of net assets acquired	18,185	18,185
Other assets	58,252	79,638
	1,483,505	1,325,598
FINANCIAL SERVICES		
Cash and cash equivalents	2,868	3,295
Mortgage-backed securities and notes receivable	42,583	62,045
Other assets	38,163	27,507
	83,614	92,847
OTHER ASSETS		
Net deferred taxes	36,830	36,739
Other	53,802	55,685
TOTAL ASSETS	1,657,751	1,510,869
LIABILITIES		
HOMEBUILDING		
Accounts payable and other liabilities	300,168	260,908
Long-term debt	490,500	490,500
	790,668	751,408
FINANCIAL SERVICES		
Accounts payable and other liabilities	23,718	23,586
Short-term notes payable	43,145	62,119
	66,863	85,705
OTHER LIABILITIES	120,141	110,894
TOTAL LIABILITIES	977,672	948,007
STOCKHOLDERS' EQUITY		
Common stock, $1.00 par value:		
Authorized — 80,000,000 shares		
Issued — 25,260,343 shares (26,433,728 for 2001)	25,260	26,434
Paid-in capital	—	26,297
Retained earnings	653,461	508,667
Accumulated other comprehensive income	1,358	1,464
TOTAL STOCKHOLDERS' EQUITY	680,079	562,862
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,657,751	$1,510,869

See Notes to Consolidated Financial Statements.

The Ryland Group, Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT SHARE DATA)

	PREFERRED STOCK	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT JANUARY 1, 2000	$700	$27,702	$57,529	$299,547	$1,059	$386,537
Comprehensive income:						
Net earnings				82,252		82,252
Other comprehensive income, net of tax:						
Unrealized losses on mortgage-backed securities, net of taxes of $(329)					(515)	(515)
Total comprehensive income						81,737
Preferred stock dividends (per share $1.10)				(694)		(694)
Common stock dividends (per share $0.08)				(2,099)		(2,099)
Repurchase of common stock		(2,294)	(23,115)			(25,409)
Conversions and retirements of preferred stock	(110)	108	(584)			(586)
Reclassification of preferred paid-in capital			3,179			3,179
Employee stock plans and related income tax benefit		982	9,982			10,964
BALANCE AT DECEMBER 31, 2000	590	26,498	46,991	379,006	544	453,629
Comprehensive income:						
Net earnings				132,093		132,093
Other comprehensive income, net of tax:						
Unrealized gains on mortgage-backed securities, net of taxes of $601					920	920
Total comprehensive income						133,013
Preferred stock dividends (per share $0.55)				(308)		(308)
Common stock dividends (per share $0.08)				(2,124)		(2,124)
Repurchase of common stock		(2,004)	(43,489)			(45,493)
Conversions and retirements of preferred stock	(590)	590	149			149
Reclassification of preferred paid-in capital			1,309			1,309
Employee stock plans and related income tax benefit		1,350	21,337			22,687
BALANCE AT DECEMBER 31, 2001	—	26,434	26,297	508,667	1,464	562,862
Comprehensive income:						
Net earnings				185,604		185,604
Other comprehensive income, net of tax:						
Unrealized losses on mortgage-backed securities, net of taxes of $(67)					(106)	(106)
Total comprehensive income						185,498
Common stock dividends (per share $0.08)				(2,134)		(2,134)
Repurchase of common stock		(2,306)	(54,934)	(38,676)		(95,916)
Employee stock plans and related income tax benefit		1,132	28,637			29,769
BALANCE AT DECEMBER 31, 2002	$ —	$25,260	$ —	$653,461	$1,358	$680,079

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings	$185,604	$132,093	$ 82,252
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	32,670	37,068	28,489
Changes in assets and liabilities:			
Increase in inventories	(200,623)	(10,984)	(65,724)
Net change in other assets, payables and other liabilities	52,331	16,443	69,903
Tax benefit from exercise of stock options	12,103	8,337	2,826
Other operating activities, net	5,095	(6,182)	(3,695)
Net cash provided by operating activities	87,180	176,775	114,051
CASH FLOWS FROM INVESTING ACTIVITIES			
Net additions to property, plant and equipment	(36,547)	(30,883)	(34,326)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	25,314	33,215	24,006
Other investing activities, net	—	—	4,278
Net cash (used for) provided by investing activities	(11,233)	2,332	(6,042)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash proceeds of long-term debt	—	250,000	150,000
Reduction of long-term debt	—	(209,500)	(78,000)
Decrease in short-term notes payable	(18,974)	(20,444)	(74,895)
Common and preferred stock dividends	(2,148)	(2,605)	(2,859)
Common stock repurchases	(95,916)	(45,493)	(25,409)
Proceeds from stock option exercises	11,382	12,888	8,116
Other financing activities, net	844	(7,844)	(12,687)
Net cash used for financing activities	(104,812)	(22,998)	(35,734)
Net (decrease) increase in cash and cash equivalents	(28,865)	156,109	72,275
Cash and cash equivalents at beginning of year	298,310	142,201	69,926
CASH AND CASH EQUIVALENTS AT END OF YEAR	$269,445	$298,310	$142,201
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid for interest (net of capitalized interest)	$ 14,275	$ 33,177	$ 24,698
Cash paid for income taxes	$101,939	$ 72,662	$ 51,509

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly owned subsidiaries ("the Company"). Intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 2002 presentation.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid, short-term investments and cash held in escrow to be cash equivalents. Cash equivalents totaled $257.0 million and $296.6 million at December 31, 2002 and 2001, respectively.

PER SHARE DATA

Basic net earnings per common share is computed by dividing net earnings, after considering preferred stock dividend requirements, by the weighted-average number of common shares outstanding. Additionally, diluted net earnings per common share gives effect to dilutive common stock equivalent shares.

STOCK SPLIT

All references in the consolidated financial statements to common shares, share prices, per share amounts and stock plans have been retroactively restated for the 2002 two-for-one stock split. (See Note J.)

HOMEBUILDING REVENUES

Homebuilding revenues are recognized when home sales are closed and title and possession are transferred to the buyer.

HOUSING INVENTORIES

Housing inventories consist principally of homes under construction, land under development and improved lots.

Inventories to be held and used are stated at cost, unless a community is determined to be impaired, in which case the impaired inventories are written down to fair value. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Inventories to be disposed of are stated at the lower of cost or fair value less cost to sell, and are reported net of valuation reserves. Write-downs of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory. Valuation reserves related to inventories to be disposed of amounted to $5.3 million at December 31, 2002 and $7.1 million at December 31, 2001. The net carrying values of the related inventories amounted to $5.6 million and $6.9 million at December 31, 2002 and 2001, respectively.

Costs of inventory include direct costs of land and land development, material acquisition, home construction and related direct overhead expenses. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate. Interest and taxes are capitalized during the land development stage.

The following table is a summary of capitalized interest (in thousands):

	2002	2001
Capitalized interest as of January 1	$ 33,291	$ 33,494
Interest capitalized	39,695	31,675
Interest amortized to cost of sales	(32,162)	(31,878)
Capitalized interest as of December 31	$ 40,824	$ 33,291

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SERVICE LIABILITIES

Service, warranty and completion costs are estimated and accrued at the time a home closes.

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company participates in a number of joint ventures in which it has less than a controlling interest. These joint ventures, based in Atlanta, Dallas, Denver, Orlando, Phoenix and Washington, D.C., are engaged in the development of land. At December 31, 2002 and 2001, the Company's investment in unconsolidated joint ventures amounted to $14.9 million and $20.1 million, respectively. The Company's equity in earnings of these unconsolidated joint ventures was $2.7 million for the year ended December 31, 2002, compared to $26,000 for the same period in 2001 and $163,000 in 2000. The aggregate assets of the unconsolidated joint ventures in which the Company participated were $61.0 million and $69.5 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the aggregate debt of the unconsolidated joint ventures in which the Company participated was $31.9 million and $22.6 million, respectively. The Company does not guarantee the debt of its unconsolidated joint ventures.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, which includes model home furnishings, are carried at cost less accumulated depreciation and amortization. Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets. Model home furnishings, which are amortized over the life of the community as homes are closed, are included in cost of sales.

PURCHASE PRICE IN EXCESS OF NET ASSETS ACQUIRED

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." SFAS 142 requires that goodwill and other intangible assets no longer be amortized but be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity-method investments no longer be amortized.

The Company adopted the provisions of SFAS 142 on January 1, 2002, and performs impairment tests of its goodwill annually. The Company tests goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is used to identify potential impairment, while the second step measures the amount of impairment. The Company had no impairment in the year ended December 31, 2002. Identifiable intangible assets other than goodwill are immaterial.

The Company's application of the nonamortization provisions of SFAS 142 resulted in the elimination of its goodwill amortization expense in 2002. Results reported for the years ended December 31, 2001 and 2000, included after-tax goodwill amortization expenses of $1.1 million, or $0.04 per diluted share.

INCOME TAXES

The Company files a consolidated federal income tax return. Certain items of income and expense are included in one period for financial reporting purposes and in another for income tax purposes. Deferred income taxes are provided in recognition of these differences. Deferred tax assets and liabilities are determined based on enacted tax rates and are subsequently adjusted for changes in these rates. A change in deferred tax assets or liabilities results in a charge or credit to deferred tax expense.

STOCK-BASED COMPENSATION

The Company has elected to follow the intrinsic value method to account for compensation expense, which is related to the award of stock options, and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation," as amended. Since stock option awards are granted at prices no less than the fair market value of the shares at the date of grant, no compensation expense is recognized.

Had compensation expense been determined based on fair value at the grant date for awards, consistent with the provisions of SFAS 123, in 2002, 2001 and 2000, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the following table (in thousands, except share data):

YEAR ENDED DECEMBER 31,	2002	2001	2000
Net earnings, as reported	$185,604	$132,093	$ 82,252
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(3,455)	(2,599)	(2,115)
Pro forma net earnings	$182,149	$129,494	$ 80,137
Earnings per share:			
Basic — as reported	$ 7.03	$ 4.94	$ 3.10
Basic — pro forma	6.89	4.84	3.02
Diluted — as reported	6.64	4.63	2.96
Diluted — pro forma	$ 6.52	$ 4.54	$ 2.89

The fair value of each option grant is estimated on the grant date by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2002, 2001 and 2000, respectively: a risk-free interest rate of 4.0 percent, 4.7 percent and 6.4 percent; an expected volatility factor for the market price of the Company's common stock of 36.8 percent, 37.5 percent and 35.2 percent; a dividend yield of 0.2 percent, 0.3 percent and 0.9 percent; and an expected life of three years. The weighted-average fair values at the grant date for options granted in 2002, 2001 and 2000 were $13.14, $10.14 and $2.99, respectively.

MORTGAGE-BACKED SECURITIES AND NOTES RECEIVABLE

Mortgage-backed securities and notes receivable consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, notes receivable secured by mortgage-backed securities, whole loans and funds held by trustee. Mortgage-backed securities were classified as available-for-sale and carried in the consolidated balance sheets at fair value, with unrealized gains and losses net of applicable taxes recorded as a component of accumulated other comprehensive income in stockholders' equity. The estimated fair value of these securities is determined based on current market quotations.

LOAN ORIGINATION FEES, COSTS, MORTGAGE DISCOUNTS AND LOAN SALES

Loan origination fees, net of related direct origination costs and loan discount points, are recognized in current earnings upon the sale of related mortgage loans. Gains or losses on the sale of mortgage loans and related servicing rights are recognized when the Company transfers title to the purchaser.

DERIVATIVE INSTRUMENTS

In the normal course of business and pursuant to its risk-management policy, the Company enters, as an end user, into derivative instruments, including forward-delivery contracts for loans and mortgage-backed securities; options on forward-delivery contracts; futures contracts; and options on futures contracts, to minimize the impact of movements in market interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. During 2002, the Company elected not to use hedge accounting treatment with respect to its economic hedging activities. Accordingly, all derivative instruments used as economic hedges are carried in the consolidated balance sheets at fair value, with changes in value recorded in current earnings. The Company's mortgage pipeline includes IRLCs, which represent commitments that have been extended by the Company to those borrowers who have applied for loan funding and have met certain defined credit and underwriting criteria. The Company determined that its IRLCs meet the definition of derivatives under Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivatives and Hedging Activities," as amended.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMPREHENSIVE INCOME

Comprehensive income consists of net income and the increase or decrease of unrealized gains or losses on the Company's available-for-sale securities. Comprehensive income totaled $185.5 million, $133.0 million and $81.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS 145

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 (SFAS 145), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." The provisions of SFAS 145 which relate to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Under the new pronouncement, any gain or loss on the extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Accounting Principles Board (APB) Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early application of the provisions of SFAS 145 which relate to the rescission of Statement 4 is encouraged. Statement 64 amended Statement 4 and is no longer necessary because Statement 4 has been rescinded.

The Company adopted the provisions of SFAS 145, with respect to the rescission of Statement 4, on July 1, 2002.

SFAS 146

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." The provisions of SFAS 146 address financial accounting and reporting for costs associated with exit or disposal activities and nullify Emerging Issues Task Force Issue No. 94-3 (EITF 94-3), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)." SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. Management does not expect the adoption of SFAS 146 to have a significant impact on the Company's financial position or results of operations.

SFAS 148

On December 31, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-based Compensation – Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-based Compensation," to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure, in the summary of significant accounting policies, of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the statement does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 123 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB Opinion No. 25.

SFAS 148's amendment of the transition and annual disclosure requirements of SFAS 123 and APB Opinion No. 28 are effective for fiscal years ending after December 15, 2002. The Company has implemented these new disclosure provisions. See the disclosure under "Stock-based Compensation" in Note A.

FIN 45

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Each guarantee meeting the requirements of FIN 45 is to be recognized and initially measured at fair value.

Additionally, guarantors will be required to make significant new disclosures, even if the likelihood of the guarantor making payments under the guarantee is remote.

FIN 45's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and measurement provisions are applicable on a prospective basis to guarantees that will be issued or modified after December 31, 2002. The Company adopted the disclosure provisions of FIN 45 on December 31, 2002 (see Note L). Management does not expect the adoption of FIN 45 to have a significant impact on the Company's financial position or results of operations.

FIN 46

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities and/or entitled to receive a majority of the entity's residual returns. A company that consolidates a variable interest entity is the primary beneficiary of that entity. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate, but in which it has a significant variable interest.

The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Management does not expect the adoption of FIN 46 to have a significant impact on the Company's financial position or results of operations.

NOTE B: EARNINGS PER SHARE RECONCILIATION

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share data):

YEAR ENDED DECEMBER 31,	2002	2001	2000
NUMERATOR			
Net earnings	$185,604	$132,093	$82,252
Preferred stock dividends	—	(308)	(694)
Numerator for basic earnings per share — earnings available to common stockholders	185,604	131,785	81,558
Effect of dilutive securities — preferred stock dividends	—	308	694
Numerator for diluted earnings per share — earnings available to common stockholders	$185,604	$132,093	$82,252
DENOMINATOR			
Denominator for basic earnings per share — weighted-average shares	26,421,310	26,665,450	26,345,586
Effect of dilutive securities:			
Stock options	1,202,920	1,287,110	631,120
Conversion of preferred shares	—	398,990	642,252
Equity incentive plan	334,913	159,808	167,766
Dilutive potential of common shares	1,537,833	1,845,908	1,441,138
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	27,959,143	28,511,358	27,786,724
NET EARNINGS PER COMMON SHARE			
Basic	$ 7.03	$ 4.94	$ 3.10
Diluted	$ 6.64	$ 4.63	$ 2.96

The assumed conversion of preferred shares was dilutive for the years ended December 31, 2001 and 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C: SEGMENT INFORMATION

The Company is a leading national homebuilder and mortgage-related financial services firm. As one of the largest single-family on-site homebuilders in the United States, it builds homes in 25 markets. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The Company's financial services segment provides loan origination, title, escrow and insurance brokerage services, and maintains a portfolio of mortgage-backed securities and notes receivable.

The Company evaluates performance and allocates resources based on a number of factors, including segment pretax earnings. The accounting policies of the segments are the same as those described in Note A, Summary of Significant Accounting Policies. Certain corporate expenses are allocated to the homebuilding and financial services segments.

YEAR ENDED DECEMBER 31, (in thousands)	2002	2001	2000
REVENUES			
Homebuilding	$2,805,055	$2,684,116	$2,285,540
Financial services	72,158	63,075	46,269
Total	$2,877,213	$2,747,191	$2,331,809
PRETAX EARNINGS			
Homebuilding	$ 301,121	$ 215,946	$ 151,343
Financial services	48,294	35,120	11,495
Corporate	(40,075)	(32,730)	(27,998)
Total	$ 309,340	$ 218,336	$ 134,840
DEPRECIATION AND AMORTIZATION			
Homebuilding	$ 27,901	$ 32,011	$ 24,063
Financial services	819	709	708
Corporate	3,950	4,348	3,718
Total	$ 32,670	$ 37,068	$ 28,489
IDENTIFIABLE ASSETS			
Homebuilding	$1,483,505	$1,325,598	$1,151,232
Financial services	83,614	92,847	114,490
Corporate and other	90,632	92,424	95,619
Total	$1,657,751	$1,510,869	$1,361,341

NOTE D: FINANCIAL SERVICES' SHORT-TERM NOTES PAYABLE

Financial services had outstanding borrowings at December 31 as follows (in thousands):

	2002	2001
Repurchase agreements	$20,303	$29,005
Revolving credit agreement	22,842	33,114
Total	$43,145	$62,119

Repurchase agreements represented short-term borrowings of $20.3 million and $29.0 million at December 31, 2002 and 2001, respectively, that were collateralized by mortgage loans and mortgage-backed securities. Outstanding collateral balances were $18.9 million and $27.6 million, with fair values of $20.3 million and $28.7 million, at December 31, 2002 and 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2002, the Company's financial services segment renewed and extended a $35.0 million revolving credit facility used to finance mortgage investment portfolio securities. The agreement extends through March 2003 and bears interest at market rates. The Company is currently in the process of extending the facility. Borrowings outstanding under this facility, totaling $22.8 million and $33.1 million, respectively, were collateralized by collateralized mortgage obligations previously issued by one of the Company's limited-purpose subsidiaries and had principal balances of $22.6 million and $33.3 million, and fair values of $23.8 million and $34.8 million, at December 31, 2002 and 2001, respectively.

Weighted-average short-term borrowings during the period were $51.5 million, $72.0 million and $126.0 million for 2002, 2001 and 2000, respectively.

Weighted-average interest rates at the end of the period on all short-term borrowings were 1.9 percent and 2.4 percent for 2002 and 2001, respectively. Weighted-average interest rates during the period on all short-term borrowings were 2.3 percent, 4.8 percent and 5.3 percent for 2002, 2001 and 2000, respectively.

The repurchase agreement and revolving credit agreement contain certain financial covenants. The Company was in compliance with these covenants at December 31, 2002.

NOTE E: DERIVATIVE INSTRUMENTS

The Company, which uses financial instruments in its normal course of operations, has no derivative financial instruments that are held for trading purposes.

The contract or notional amounts of these financial instruments at December 31 were as follows (in thousands):

	2002	2001
Interest rate lock commitments	$63,487	$47,820
Hedging contracts:		
Forward-delivery contracts	$96,000	$35,000
Other	15,000	5,000

IRLCs represent loan commitments with customers at market rates up to 120 days before settlement. IRLCs expose the Company to market risk as a result of increases in mortgage interest rates. IRLCs had interest rates ranging from 5.0 percent to 10.3 percent at December 31, 2002, and 5.4 percent to 10.1 percent at December 31, 2001.

Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movements in interest rates on IRLCs and mortgage loans held-for-sale. The selection of these hedging contracts is based upon the Company's secondary marketing strategy, which establishes a risk-tolerance level. Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to be funded. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with IRLCs and mortgage loans held-for-sale.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to certain hedging contracts. Credit risk is limited to those instances where the Company is in a net unrealized gain position. The Company manages this credit risk by entering into agreements with counterparties meeting its credit standards and by monitoring position limits.

NOTE F: FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments are held for purposes other than trading. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated using either present value or other valuation techniques. Estimated fair values are significantly affected by the assumptions used, including discount rates and estimates of cash flows. In that regard, derived fair value estimates cannot always be substantiated by comparison to independent markets and, in some cases, cannot be realized in immediate settlement of the instruments.

The table below sets forth the carrying values and fair values of the Company's financial instruments at December 31. It excludes nonfinancial instruments, and, accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

	2002		2001	
(in thousands)	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
HOMEBUILDING				
LIABILITIES				
Senior notes	$247,000	$262,392	$247,000	$263,223
Senior subordinated notes	243,500	255,924	243,500	251,296
FINANCIAL SERVICES				
ASSETS				
Mortgage loans held-for-sale[1]	$ 19,411	$ 19,795	$ 13,238	$ 13,524
Mortgage-backed securities and notes receivable	42,583	44,208	62,045	64,038
OTHER FINANCIAL INSTRUMENTS				
Interest rate lock commitments	1,472	1,472	230	230
Forward-delivery contracts	(1,208)	(1,208)	(290)	(290)
Other	30	30	43	43
OTHER ASSETS				
Collateral for bonds payable of the limited-purpose subsidiaries	$ 12,011	$ 12,045	$ 17,772	$ 17,849
OTHER LIABILITIES				
Bonds payable of the limited-purpose subsidiaries	$ 10,378	$ 10,893	$ 15,588	$ 17,174

[1] *Mortgage loans held-for-sale are reported in the balance sheet in Financial Services "Other assets."*

The Company used the following methods and assumptions in estimating fair values:

- Cash and cash equivalents; secured notes payable; and short-term notes payable. The carrying amounts reported in the balance sheet approximate fair values.
- Senior notes; senior subordinated notes; mortgage loans held-for-sale; mortgage-backed securities and notes receivable; hedging contracts; and interest rate lock commitments. The fair values of these financial instruments are based on either quoted market prices or market prices for similar financial instruments.

NOTE G: LIMITED-PURPOSE SUBSIDIARIES

The Company's limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, but they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Payments made on the bonds are on a scheduled basis in amounts relating to corresponding payments received on the underlying mortgage collateral. Bonds payable are reported in the balance sheet in "Other liabilities."

Collateral for bonds payable, which consists of mortgage-backed securities; notes receivable secured by mortgage-backed securities and mortgage loans; fixed-rate mortgage loans; and funds held by trustee, is reported in the balance sheet under "Other assets" in "Other." Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates and FHLMC participation certificates. All principal and interest on collateral is remitted directly to a trustee and is available for payment on the bonds.

Neither the Company nor its homebuilding and financial services subsidiaries have guaranteed these nonrecourse bond issues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth information with respect to the limited-purpose subsidiaries' bonds payable outstanding at December 31 (in thousands):

	2002	2001
Bonds payable, net of discounts: 2002 — $408; 2001 — $637	$10,378	$15,588
Range of interest rates	7.25% – 11.65%	7.25% – 11.65%
Stated maturities	2009 – 2018	2009 – 2018

NOTE H: LONG-TERM DEBT

Long-term debt consists of the following at December 31 (in thousands):

	2002	2001
Senior subordinated notes	$243,500	$243,500
Senior notes	247,000	247,000
Total	$490,500	$490,500

In August 2002, the Company renewed its senior unsecured revolving credit facility for a three-year term, with an option for a one-year extension. The new agreement, which is for $300.0 million and matures in August 2005, has an accordion feature to increase the facility up to $400.0 million should the Company's borrowing needs increase. The Company uses its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. Borrowings under this agreement bear interest at variable short-term rates. The effective interest rate was 4.8 percent for 2002, 7.4 percent for 2001 and 8.1 percent for 2000. There were no outstanding borrowings under this agreement at December 31, 2002 and 2001.

At December 31, 2002, the Company had $100.0 million of 8.3 percent senior subordinated notes due April 2008, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after April 1, 2003. The Company also had $143.5 million of 9.1 percent senior subordinated notes due June 2011, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after June 15, 2006. Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

At December 31, 2002, the Company had $100.0 million of 8.0 percent senior notes due August 2006, with interest payable semiannually, which may not be redeemed prior to maturity. The Company also had $147.0 million of 9.8 percent senior notes due September 2010, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after September 1, 2005.

During 2001, the Company redeemed $100.0 million of 9.6 percent senior subordinated notes due June 2004 at par and $100.0 million of 10.5 percent senior notes due July 2006 at the stated redemption price of 105.3 percent of par, respectively. Additionally, the Company repurchased, in market related transactions, $3.0 million of 9.8 percent senior notes due September 2010 at 101.4 percent of par and $6.5 million of 9.1 percent senior subordinated notes due June 2011 at 94.4 percent of par. As a result, the Company recognized a loss on the early extinguishment of debt in 2001 of $7.2 million, which has been reflected in interest expense.

Maturities of long-term debt for the next five years are as follows (in thousands):

2003 – 2005	$ —
2006	100,000
2007	—
After 2007	390,500
Total long-term debt	$490,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The bank credit agreement, senior subordinated indenture agreements and senior note agreements contain certain financial covenants. Under the loan covenants, the Company had $107.9 million of retained earnings available for dividends at December 31, 2002, and was in compliance with these covenants.

NOTE I: INCOME TAXES

The Company's expense for income taxes is summarized as follows (in thousands):

YEAR ENDED DECEMBER 31,	2002	2001	2000
CURRENT			
Federal	$106,722	$75,822	$46,988
State	17,014	12,918	8,126
Total current	123,736	88,740	55,114
DEFERRED			
Federal	—	(2,134)	(2,154)
State	—	(363)	(372)
Total deferred	—	(2,497)	(2,526)
Total expense	$123,736	$86,243	$52,588

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

YEAR ENDED DECEMBER 31,	2002	2001	2000
Income taxes at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax	3.6	3.7	3.7
Other, net	1.4	0.8	0.3
Effective rate	40.0%	39.5%	39.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities at December 31 were as follows (in thousands):

	2002	2001
DEFERRED TAX ASSETS		
Warranty, legal and accruals	$25,706	$27,412
Employee benefits	18,030	13,735
Non-cash charge for impairment of long-lived assets	2,553	3,324
Other	4,068	2,061
Total deferred tax assets	50,357	46,532
DEFERRED TAX LIABILITIES		
Installment sales method and deferred gains	(5,553)	(6,917)
Capitalized expenses	(5,656)	(929)
Other	(2,318)	(1,947)
Total deferred tax liabilities	(13,527)	(9,793)
Net deferred tax asset	$36,830	$36,739

The Company determined that no valuation allowance for the deferred tax asset was required. The Company had a total current tax liability of $29.7 million and $20.1 million at December 31, 2002 and 2001, respectively. These amounts are reported in the balance sheet in "Other liabilities."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J: STOCKHOLDERS' EQUITY

PREFERRED STOCK

During 2001, Ryland called and redeemed all of its outstanding preferred stock, which was held within the Retirement Savings Opportunity Plan (RSOP) Trust. At the election of each individual preferred stockholder, and in accordance with the terms of the preferred stock, each share of preferred stock was either purchased at a per share price of $31.56 or converted into two shares of Ryland common stock (after the effect of the stock split). A total of 505,574 shares of preferred stock was converted into an equivalent number of shares of common stock.

Each share of preferred stock received a quarterly dividend of $0.28. During 2001 and 2000, the Company paid $308,000 and $694,000, respectively, in dividends on its preferred stock. Each share of preferred stock entitled the holder to a number of votes equal to the shares into which the stock was convertible, and preferred stockholders voted together with common stockholders on all matters.

COMMON SHARE PURCHASE RIGHTS

In 1996, the Company adopted a revised stockholder rights plan under which it distributed one common share purchase right for each share of common stock outstanding on January 13, 1997. Each right entitles the holder to purchase one share of common stock at an exercise price of $35. The rights become exercisable ten business days after any party acquires, or announces an offer to acquire, 20.0 percent or more of the Company's common stock. The rights expire January 13, 2007, and are redeemable at $0.005 per right at any time before ten business days following the time that any party acquires 20.0 percent or more of the Company's common stock.

In the event that the Company enters into a merger or other business combination, or if a substantial amount of its assets are sold after the time that the rights become exercisable, the holder will receive, upon exercise, shares of the common stock of the surviving or acquiring company having a market value of twice the exercise price. Until the earlier of the time that the rights become exercisable, are redeemed or expire, the Company will issue one right with each new share of common stock issued.

STOCK SPLIT

On April 24, 2002, the Company's Board of Directors approved a two-for-one stock split of its common stock, which was effected in the form of a stock dividend. Record holders of the Company's common stock at the close of business on May 15, 2002, were entitled to one additional share for each share held at that time. The new shares were distributed on May 30, 2002.

NOTE K: EMPLOYEE INCENTIVE AND STOCK PLANS

RETIREMENT SAVINGS OPPORTUNITY PLAN (RSOP)

All full-time employees are eligible to participate in the RSOP, following 30 days of employment. Part-time employees are eligible to participate in the RSOP, following the completion of one thousand hours of service within the first 12 months of employment or within any plan year after the date of hire. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant's income into a variety of investment options. Total compensation expense related to the Company's matching contributions for this plan amounted to $7.2 million, $6.5 million and $5.7 million in 2002, 2001 and 2000, respectively.

Previously, the Company issued its preferred stock in connection with its matching contributions to those accounts. As a result of the redemption of preferred stock, 286,367 and 405,816 shares of common stock were allocated to participants' accounts at December 31, 2002 and 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE STOCK PURCHASE PLAN (ESPP)

All full-time employees of the Company, with the exception of its executive officers, are eligible to participate in the ESPP. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee's contribution by donating an additional 20.0 percent of the employee's payroll deduction. Stock is purchased by a plan administrator on a regular monthly basis. All brokerage and transaction fees for purchasing the stock are paid for by the Company. The Company's expense related to its matching contribution for this plan was $258,000, $192,000, and $179,000 in 2002, 2001 and 2000, respectively.

EQUITY INCENTIVE PLAN AND OTHER RELATED PLANS

On April 24, 2002, the Company's stockholders approved The Ryland Group, Inc. 2002 Equity Incentive Plan ("the Plan"), which permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, stock units or any combination of the foregoing to employees. This plan replaces the Company's 1992 Equity Incentive Plan, which expired on April 15, 2002. The number of shares available for issuance under the Plan includes 15,432 shares carried over from the 1992 Equity Incentive Plan and 1.3 million new shares available under the terms of the 2002 Equity Incentive Plan. Any shares of the Company's common stock covered by an award (or portion of an award) granted under the Plan or the 1992 Equity Incentive Plan that are forfeited, expired or canceled without delivery of shares of common stock, or which are tendered to the Company as full or partial payment of the exercise price or related tax withholding obligations, will again be available for award under the Plan. The Plan will remain in effect until April 24, 2012, unless it is terminated by the Board of Directors at an earlier date. The options are exercisable at various dates over one- to ten-year periods. Stock options granted during 2002 generally have a maximum term of ten years and vest over three years.

Under the Company's 2000 Non-Employee Director Equity Plan, stock options are granted to directors to purchase shares at prices not less than the fair market value of the shares at the date of grant. At December 31, 2002 and 2001, 286,600 and 386,600 stock options were available for grant, respectively.

The following is a summary of transactions relating to all stock option plans for each year ended December 31:

	2002		2001		2000	
	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Options outstanding at beginning of year	3,673,284	$13.15	4,399,872	$10.27	4,477,260	$10.01
Granted	787,200	42.96	765,500	24.67	1,093,000	9.98
Exercised	(969,615)	11.74	(1,296,266)	10.07	(937,102)	8.66
Forfeited	(53,471)	23.88	(195,822)	13.73	(233,286)	10.57
Options outstanding at end of year	3,437,398	$20.21	3,673,284	$13.15	4,399,872	$10.27
Available for future grant	1,396,936		534,822		572,054	
Total shares reserved	4,834,334		4,208,106		4,971,926	
Options exercisable at December 31	1,998,968	$12.52	2,048,366	$10.45	2,242,128	$ 9.45
Prices related to options exercised during the year	$6.75 – $22.69		$6.75 – $14.47		$6.75 – $14.44	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of stock options outstanding and exercisable at December 31, 2002, follows:

	OPTIONS OUTSTANDING			OPTIONS EXCERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$6.38 to $8.94	1,038,340	4.99	$ 7.41	806,800	$ 7.18
$9.81 to $14.47	941,572	6.38	$12.42	892,612	$12.45
$18.81 to $26.10	570,786	8.15	$22.26	189,556	$21.57
$33.35 to $45.39	886,700	9.30	$42.16	110,000	$36.60

The Company has made several restricted stock awards to senior executives under both the 1992 and 2002 Equity Incentive Plans. All restricted stock was awarded in the name of each participant, who had all the rights of other common stockholders subject to restrictions and forfeiture provisions. Accordingly, such restricted stock awards were considered common stock equivalents. Compensation expense recognized for such awards totaled $9.8 million, $5.7 million and $6.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The following is a summary of activity relating to restricted stock awards for each year ended December 31:

	2002	2001	2000
Restricted shares, beginning of year	250,000	180,000	150,000
Shares awarded	365,000	130,000	90,000
Shares vested	(162,900)	(60,000)	(60,000)
Restricted shares, end of year	452,100	250,000	180,000

At December 31, 2002, the outstanding restricted shares will vest as follows: 2003 — 132,800; 2004 — 134,100; 2005 — 91,200; 2006 — 47,000; and 2007 — 47,000.

All outstanding stock options and restricted stock awards have been granted in accordance with the terms of the 2002 Equity Incentive Plan, the 2000 Non-Employee Director Equity Plan and their respective predecessor plans, which were approved by the Company's stockholders.

NOTE L: COMMITMENTS AND CONTINGENCIES

COMMITMENTS

In the normal course of business, the Company acquires rights under option agreements to purchase land for use in future homebuilding operations. At December 31, 2002, the Company had deposits and letters of credit outstanding of $56.0 million for land options and land purchase contracts having a total purchase price of $775.0 million. At December 31, 2002, the Company had commitments with respect to option contracts with specific performance provisions of approximately $68.0 million, compared to $94.0 million at December 31, 2001.

Rent expense primarily relates to office facilities, model homes, and furniture and equipment.

YEAR ENDED DECEMBER 31, (in thousands)	2002	2001	2000
Total rent expense	$20,058	$21,591	$18,212
Less income from subleases	(1,233)	(2,376)	(2,416)
Net rental expense	$18,825	$19,215	$15,796

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum rental commitments under noncancelable leases with remaining terms in excess of one year are as follows (in thousands):

2003	$ 7,757
2004	6,647
2005	3,478
2006	2,769
2007 and thereafter	1,509
Subtotal	$ 22,160
Less sublease income	(830)
Total lease commitments	$ 21,330

CONTINGENCIES

Contingent liabilities may arise from obligations incurred in the ordinary course of business or from the usual obligations of on-site housing producers for the completion of contracts. Some municipalities require the Company to issue development bonds or maintain letters of credit to assure completion of public facilities within a project. At December 31, 2002, total development bonds were $299.3 million and total deposits and letters of credit were $51.0 million.

The Company provides product warranties to its customers covering workmanship and materials for one year, certain mechanical systems for two years and structural systems for ten years. The Company estimates and records warranty liabilities based on historical experience and known risks at the time a home closes, and in the case of unexpected claims, upon identification and quantification of the obligations.

Changes in the Company's product liability during the period are as follows (in thousands):

Balance, December 31, 2001	$ 26,664
Warranties issued	13,235
Settlements made	(13,936)
Changes in liability for pre-existing warranties	3,897
Balance, December 31, 2002	$ 29,860

During the first quarter of 2002, Ryland Mortgage Company (RMC) settled its outstanding claims related to mortgage servicing contracts entered into during 1991 and 1992 with the Resolution Trust Corporation.

The Company is party to various legal proceedings generally incidental to its businesses. Based on evaluation of these matters and discussions with counsel, management believes that liabilities arising from these matters will not have a material adverse effect on the financial condition of the Company.

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS

THE RYLAND GROUP, INC.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

ERNST & YOUNG LLP
Los Angeles, California

January 23, 2003

REPORT OF MANAGEMENT

Management of the Company is responsible for the integrity and accuracy of the financial statements and all other annual report information. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management's judgments and estimates.

The accounting systems, which record, summarize and report financial information, are supported by internal control systems designed to provide reasonable assurance, at an appropriate cost, that the assets are safeguarded and that transactions are recorded in accordance with Company policies and procedures. Proper selection, training and development of personnel also contribute to the effectiveness of the internal control systems. These systems are the responsibility of management and are regularly tested by the Company's internal auditors. External auditors also review and test the effectiveness of these systems to the extent they deem necessary to express an opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors periodically meets with management, the internal auditors and the external auditors to review accounting, auditing and financial matters. Both internal auditors and external auditors have unrestricted access to the Audit Committee.



Gordon A. Milne
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER



David L. Fristoe
SENIOR VICE PRESIDENT, CIO, CONTROLLER AND CHIEF ACCOUNTING OFFICER

CORPORATE AND SUBSIDIARY OFFICERS

THE RYLAND GROUP

R. Chad Dreier
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Robert J. Cunnion, III
SENIOR VICE PRESIDENT – HUMAN RESOURCES

Eric E. Elder
SENIOR VICE PRESIDENT – MARKETING AND COMMUNICATIONS

Timothy J. Geckle
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

Melissa H. Bailey
VICE PRESIDENT – MARKETING

Charles W. Jenkins
VICE PRESIDENT – SALES TRAINING

Anne C. Madison
VICE PRESIDENT – SPECIAL AFFAIRS

Maurice M. Simpkins
VICE PRESIDENT – PUBLIC AFFAIRS

Gordon A. Milne
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

David L. Fristoe
SENIOR VICE PRESIDENT, CONTROLLER, CIO AND CHIEF ACCOUNTING OFFICER

Cathey S. Lowe
SENIOR VICE PRESIDENT – FINANCE

Steven M. Dwyer
VICE PRESIDENT – PURCHASING

Craig A. McSpadden
VICE PRESIDENT – INFORMATION TECHNOLOGY

René L. Mentch
VICE PRESIDENT – TAX

Thomas M. Pearson
VICE PRESIDENT – INTERNAL AUDIT

RYLAND MORTGAGE COMPANY

Daniel G. Schreiner
PRESIDENT

Susan M. Cass
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Sandra J. Mcdowell
SENIOR VICE PRESIDENT – PRODUCTION AND OPERATIONS

David A. Brown
SENIOR VICE PRESIDENT – SECONDARY MARKETING AND PRESIDENT – RYLAND TITLE COMPANY

Carol L. Graham
PRESIDENT – RYLAND INSURANCE SERVICES

Lori A. Pasteur
VICE PRESIDENT – HUMAN RESOURCES

CORPORATE AND SUBSIDIARY OFFICERS*

RYLAND HOMES NORTH CENTRAL REGION

Kipling W. Scott
PRESIDENT – NORTH CENTRAL REGION

Connie A. Anesi
VICE PRESIDENT – SALES AND MARKETING

Russell T. Donaldson
VICE PRESIDENT – FINANCIAL OPERATIONS

Caryn B. Simons
VICE PRESIDENT – HUMAN RESOURCES

Robert E. Walsh
VICE PRESIDENT – OPERATIONS

Winfield E. Ziegenfuss Jr.
VICE PRESIDENT – LAND RESOURCES

John K. Adams
PRESIDENT – OHIO VALLEY DIVISION

Scott C. Gallivan
PRESIDENT – WASHINGTON DIVISION

Edward W. Gold
PRESIDENT – BALTIMORE DIVISION

Alan J. Goldsticker
PRESIDENT – INDIANAPOLIS DIVISION

John D. Hutchinson
PRESIDENT – DALLAS DIVISION

Peter G. Skelly
PRESIDENT – CHICAGO DIVISION

Robert I. Solomon
PRESIDENT – HOUSTON DIVISION

Wayne J. Soojian
PRESIDENT – TWIN CITIES DIVISION

Ken L. Trainer
PRESIDENT – AUSTIN/SAN ANTONIO DIVISION

RYLAND HOMES SOUTHEAST REGION

John M. Garrity
PRESIDENT – SOUTHEAST REGION

Robert L. Clark
VICE PRESIDENT – FINANCIAL OPERATIONS

Diane L. Morrison
VICE PRESIDENT – SALES AND MARKETING

Richard A. Parrino
VICE PRESIDENT – HUMAN RESOURCES

Joseph E. Sabella
VICE PRESIDENT – OPERATIONS

Charles J. Fuhr
PRESIDENT – ATLANTA DIVISION

Jon S. Hardy
PRESIDENT – CHARLOTTE DIVISION

Don T. McDonough
PRESIDENT – CHARLESTON DIVISION

Larry T. Nicholson
PRESIDENT – ORLANDO DIVISION

William G. Wright
PRESIDENT – TAMPA DIVISION

RYLAND HOMES WEST REGION

Mark L. Beisswanger
PRESIDENT – WEST REGION

David M. Abbott
VICE PRESIDENT – FINANCIAL OPERATIONS

Philip M. DeCocco
VICE PRESIDENT – HUMAN RESOURCES

Phillip B. Perkins
VICE PRESIDENT – SALES AND MARKETING

Gerald R. Wilson
VICE PRESIDENT – OPERATIONS

William M. Butler
PRESIDENT – DENVER DIVISION

Robert M. Cross
PRESIDENT – PHOENIX DIVISION

Michael S. McKissick
PRESIDENT – NORTHERN CALIFORNIA DIVISION

Jon Werner
PRESIDENT – SOUTHERN CALIFORNIA DIVISION

**Effective in January 2003, the Company has a new regional organization structure. The Texas operations have been combined with the northern markets forming the North Central and Southeast regions.*

The Ryland Group, Inc. & Subsidiaries

QUARTERLY FINANCIAL DATA AND COMMON STOCK PRICES AND DIVIDENDS

(IN THOUSANDS, EXCEPT SHARE DATA, UNAUDITED)

	2002				2001			
	DEC. 31	SEPT. 30	JUN. 30	MAR. 31	DEC. 31	SEPT. 30	JUN. 30	MAR. 31
CONSOLIDATED RESULTS								
Revenues	$929,742	$732,735	$675,376	$539,360	$830,573	$713,615	$688,832	$514,171
Earnings before taxes	112,546	79,010	74,868	42,916	74,276	61,480	55,986	26,594
Tax expense	45,018	31,604	30,162	16,952	29,339	24,285	22,114	10,505
Net earnings	$ 67,528	$ 47,406	$ 44,706	$ 25,964	$ 44,937	$ 37,195	$ 33,872	$ 16,089
Basic net earnings per common share	$ 2.65	$ 1.80	$ 1.65	$ 0.97	$ 1.70	$ 1.39	$ 1.26	$ 0.60
Diluted net earnings per common share	$ 2.50	$ 1.70	$ 1.56	$ 0.92	$ 1.61	$ 1.30	$ 1.18	$ 0.56
Weighted-average common shares outstanding:								
Basic	25,521	26,311	27,103	26,749	26,380	26,832	26,776	26,680
Diluted	26,994	27,877	28,644	28,318	27,928	28,709	28,716	28,728

COMMON STOCK PRICES AND DIVIDENDS

The Ryland Group lists its common shares on the New York Stock Exchange, trading under the symbol RYL.

The number of common stockholders of record, at February 10, 2003, was 2,313.

The table below presents high and low market prices and dividend information for the Company. (See Note H for dividend restrictions.)

2002	HIGH	LOW	DIVIDENDS DECLARED PER SHARE	2001	HIGH	LOW	DIVIDENDS DECLARED PER SHARE
First quarter	$48.33	$33.46	$0.02	First quarter	$25.41	$17.90	$0.02
Second quarter	57.96	45.16	0.02	Second quarter	28.15	18.96	0.02
Third quarter	51.75	35.55	0.02	Third quarter	31.25	20.42	0.02
Fourth quarter	42.48	31.61	0.02	Fourth quarter	37.20	22.60	0.02

HEADQUARTERS

The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, California 91302
(818) 223-7500

INTERNET ADDRESS

http://www.ryland.com

STOCK EXCHANGE LISTING

Ryland is listed on the New York Stock Exchange (NYSE: symbol RYL).

Price information for Ryland's common stock appears daily in major newspapers, as well as on Ryland's web site at *www.ryland.com*, which [illegible] financial information, [illegible] and other financial reports.

TRANSFER AGENT AND REGISTRAR

[illegible] Trust Company, N.A.
P.O. Box 43069
[illegible], Rhode Island 02940-3069
[illegible]
[illegible]

DIVIDEND PAYMENTS

[illegible] on Ryland common stock are paid [illegible] by the board of directors. [illegible] are in January, April, July and October.

FORM 10-K REPORT AND OTHER PUBLICATIONS

[illegible] a copy of the [illegible] and other publications filed [illegible] and Exchange Commission [illegible] D.C., without charge by [illegible]

[illegible]
[illegible]
[illegible]
[illegible] California 91302

[illegible] of the annual and quarterly reports also [illegible]

INVESTOR INQUIRIES

Shareholders, securities analysts and others seeking information about the Company's business operations and financial performance are invited to contact Ryland at (818) 223-7677 or write to:

Cathey S. Lowe
Senior Vice President – Finance
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, California 91302
clowe@ryland.com

NEWS RELEASES AND EVENTS

News releases and quarterly earnings announcements, including live audio and replays of the most recent quarterly earnings conference calls, can be found on the Ryland web site in the Corporate and Investor Information section under the headings "News Releases" and "Conference Calls." In addition, dates for upcoming events, including earnings release dates, conference calls, and Ryland's participation in analyst and industry conferences, are posted under "Calendar of Events."

ANNUAL MEETING

The annual meeting of shareholders will be held at 9:00 a.m. local time on April 23, 2003, in Marina del Rey, California.

RYLAND

www.ryland.com